Exhibit 99.5

ExecutionVersion

ELECTRA BATTERY MATERIALS CORPORATION

- AND -

TSX TRUST COMPANY

WARRANT INDENTURE

November 26, 2024

TABLE OF CONTENTS

Article 1 INTERPRETATION		2

1.1	Definitions	2

1.2	Words Importing the Singular	8

1.3	Interpretation not Affected by Headings	8

1.4	Day not a Business Day	9

1.5	Time of the Essence	9

1.6	Governing Law	9

1.7	Meaning of “outstanding” for Certain Purposes	9

1.8	Currency	9

1.9	Termination	9

1.10	Calculations	9

Article 2 APPOINTMENT OF WARRANT AGENT		10

2.1	Appointment of Warrant Agent	10

Article 3 ISSUE OF WARRANTS		10

3.1	Issue of Warrants	10

3.2	Form and Terms of Warrants	10

3.3	Signing of Warrant Certificates	11

3.4	Authentication or Certification by the Warrant Agent	12

3.5	Warrantholder not a Shareholder, etc.	12

3.6	Warrants to Rank Pari Passu	13

3.7	Issue in Substitution for Lost Warrant Certificates	13

3.8	Warrant Agency, Registration and Transfer of Warrants	13

3.9	Registers Open for Inspection	14

3.10	Exchange of Warrant Certificates	15

3.11	Ownership of Warrants	15

3.12	Book-Based System Warrants	15

3.13	Adjustment of Number of Common Shares and Exercise Price	17

3.14	Rules Regarding Calculation of Adjustment of Exchange Basis	22

3.15	Postponement of Subscription	23

3.16	Notice of Adjustment	24

3.17	No Action after Notice	24

3.18	Optional Purchases by the Corporation	25

3.19	Protection of Warrant Agent	25

Article 4 EXERCISE OF WARRANTS		26

4.1	Method of Exercise of Warrants	26

4.2	[Reserved]	28

4.3	No Fractional Warrant Shares	28

4.4	Effect of Exercise of Warrants	28

4.5	Cancellation of Warrants	29

4.6	Subscription for less than Entitlement	30

4.7	Expiration of Warrant	30

4.8	U.S. Securities Law Matters	30

4.9	Securities Restrictions	31

Article 5 COVENANTS		36

5.1	General Covenants of the Corporation	36

5.2	Securities Qualification Requirements	37

5.3	Warrant Agent’s Remuneration and Expenses	38

5.4	Performance of Covenants by Warrant Agent	38

Article 6 ENFORCEMENT		38

6.1	Suits by Warrantholders	38

6.2	Suits by the Corporation	38

6.3	Limitation of Liability	39

Article 7 MEETINGS OF WARRANTHOLDERS		39

7.1	Right to Convene Meetings	39

7.2	Notice	39

7.3	Chairman	39

7.4	Quorum	40

7.5	Power to Adjourn	40

7.6	Show of Hands	40

7.7	Poll and Voting	40

7.8	Regulations	41

7.9	Corporation, Warrant Agent and Counsel may be Represented	41

7.10	Powers Exercisable by Extraordinary Resolution	41

7.11	Meaning of “Extraordinary Resolution”	42

7.12	Powers Cumulative	43

7.13	Minutes	43

7.14	Instruments in Writing	44

7.15	Binding Effect of Resolutions	44

7.16	Holdings by the Corporation or Subsidiaries of the Corporation Disregarded	44

Article 8 SUPPLEMENTAL INDENTURES AND SUCCESSOR COMPANIES		44

8.1	Provision for Supplemental Indentures for Certain Purposes	44

8.2	Successor Companies	45

Article 9 CONCERNING THE WARRANT AGENT		46

9.1	Indenture Legislation	46

9.2	Rights and Duties of Warrant Agent	46

9.3	Evidence, Experts and Advisers	47

9.4	Securities, Documents and Monies Held by Warrant Agent	49

9.5	Actions by Warrant Agent to Protect Interests	50

9.6	Warrant Agent not Required to Give Security	50

9.7	Protection of Warrant Agent	50

9.8	Replacement of Warrant Agent	53

9.9	Acceptance of Duties and Obligations	54

9.10	Warrant Agent not to be Appointed Receiver	54

9.11	Authorization to Carry on Business	54

9.12	Securities Exchange Commission Certification	54

Article 10 GENERAL		55

10.1	Notice to the Corporation and the Warrant Agent	55

10.2	Notice to the Warrantholders	56

10.3	Privacy	56

10.4	Third Party Interests	57

10.5	Discretion of Directors	57

10.6	Satisfaction and Discharge of Indenture	57

10.7	Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders	57

10.8	Ownership of Warrants	58

10.9	Indenture to Prevail	58

10.10	Assignment	58

10.11	Counterparts and Formal Date	58

10.12	Force Majeure	58

10.13	Severability	59

10.14	Rights of Rescission and Withdrawal for Holders	59

Schedule A Form of Warrant Certificate		A-1

WARRANT INDENTURE

THIS WARRANT INDENTURE dated as of November 26, 2024

B E T W E E N:

ELECTRA BATTERY MATERIALS CORPORATION
a corporation continued under the laws of Canada

(hereinafter called the “Corporation”)

A N D

TSX TRUST COMPANY
a trust company existing under the laws of Canada

(hereinafter called the “Warrant Agent”)

RECITALS

WHEREAS:

A.	The Corporation is proposing to issue up to 4,545,454 Warrants pursuant to this Indenture;

B.	Each whole Warrant entitles the holder thereof to purchase, subject to adjustment in certain events, one Warrant Share at a price of C$1.00 at any time prior to 5:00 p.m. (Toronto time) on November 26, 2026, subject to earlier expiry in accordance with this Indenture;

C.	For such purpose the Corporation deems it necessary to create and issue Warrants and Warrant Certificates to be constituted and issued in the manner hereinafter set forth;

D.	The Corporation is duly authorized to create and issue the Warrants to be issued as herein provided;

E.	All things necessary have been done and performed by the Corporation to make the Warrants, when Authenticated by the Warrant Agent and issued as provided in this Indenture, legal, valid and binding obligations of the Corporation that are entitled to the benefits of and subject to the terms of this Indenture;

F.	The foregoing recitals are made as statements of fact by the Corporation and not by the Warrant Agent;

G.	The Warrant Agent has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants issued pursuant to this Indenture from time to time;

NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Indenture, unless there is something in the subject matter or context inconsistent therewith:

“Alternate Consideration” has the meaning ascribed to that term in Section 3.13(4);

“Applicable Legislation” means the provisions of the statutes of Canada and its provinces and the regulations under those statutes relating to warrant indentures and/or the rights, duties or obligations of issuers and warrant agents under warrant indentures as are from time to time in force and applicable to this Indenture;

“Approved Bank” has the meaning ascribed to that term in Section 9.4;

“Attribution Parties” has the meaning ascribed to that term in Section 4.9;

“Authenticated” means (a) with respect to the issuance of a Warrant Certificate, one which has been duly signed by the Corporation or on which the manual or electronic signatures of the Corporation have been printed, lithographed or otherwise electronically or mechanically reproduced and countersigned by the Warrant Agent, and (b) with respect to the issuance of an Uncertificated Warrant, that all Internal Procedures required to be completed by the Warrant Agent have been so completed such that the particulars of such Uncertificated Warrant are entered in the register of Warrantholders, and “Authenticate”, “Authenticating” and “Authentication” have the appropriate correlative meanings;

“Beneficial Owner” means a person that has a beneficial interest in a Warrant;

“Beneficial Ownership Limitation” has the meaning ascribed to that term in Section 4.9;

“Black Scholes Value” has the meaning ascribed to that term in Section 3.13(4);

“Bloomberg” has the meaning ascribed to that term in Section 3.13(4);

“Book-Based System” means the book-based securities system administered by a Depository in accordance with its operating rules and procedures in force from time to time;

“Business Day” means a day that is not a Saturday, Sunday, or a day on which banks are closed or which is a civic or statutory holiday in the City of Toronto, Ontario;

“Buy-In” has the meaning ascribed to that term in subsection 4.4(5);

“CDS” means CDS Clearing and Depository Services Inc. and its successors in interest;

“CDS Participant” means a person recognized by CDS as a participant;

“Common Share Reorganization” has the meaning ascribed to that term in subsection 3.13(1);

“Common Shares” means the common shares in the capital of the Corporation;

“Corporation” means Electra Battery Materials Corporation, a corporation continued under the laws of Canada, and its lawful successors from time to time;

“Corporation’s Auditors” means the chartered (professional) accountant or firm of chartered (professional) accountants duly appointed as auditor or auditors of the Corporation from time to time;

“Confirmation” means that the Depository shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants in a manner acceptable to the Warrant Agent, including by electronic means through the Book-Based System;

“counsel” means a barrister and solicitor or lawyer or a firm of barristers and solicitors or lawyers (who may be counsel to the Corporation), in both cases acceptable to the Warrant Agent;

“Current Market Price” means, subject to the limitation in item (e) of this definition, at any date, the volume weighted average price per share at which the Common Shares have traded:

(a)	on the Nasdaq;

(b)	if the Common Shares are not listed on the Nasdaq, on any stock exchange upon which the Common Shares are listed as may be selected for this purpose by the board of directors of the Corporation, acting reasonably; or

(c)	if the Common Shares are not listed on any stock exchange, on any over-the-counter market on which the Common Shares are trading, as may be selected for this purpose by the board of directors of the Corporation, acting reasonably (provided that, if such trading price is in a currency other than United States dollars, the volume weighted average price in such currency will be converted into United States dollars using the applicable daily exchange rate(s) published by the Bank of Canada on the last trading day during the applicable measurement period or, if no such rate was published on such date, the next preceding daily exchange rate(s) published by the Bank of Canada; and provided, further, that if the Bank of Canada no longer publishes such rates, the volume weighted average price will be converted into United States dollars using the then applicable exchange rate as determined by the directors of the Corporation); and

(d)	during the five (5) consecutive trading days immediately before such date and the volume weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold in board lots on the exchange or market, as the case may be, during the five (5) consecutive trading days by the number of Common Shares sold or, if not traded on any recognized exchange or market, as determined by the directors of the Corporation, acting reasonably. Whenever the Current Market Price is required to be determined hereunder, the Corporation shall deliver to the Warrant Agent a certificate of the Corporation specifying such Current Market Price and setting out the details of its calculation. In the event of any subsequent dispute as to the determination of the Current Market Price, the Corporation’s Auditors shall make such determination which, absent manifest error, shall be binding for all purposes hereunder;

“Daily VWAP” means, for each trading day, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “ELBM CN Equity AQR <Go>” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable at such time, the market value of one Common Share on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by the Company). The Daily VWAP shall be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours. On or after the occurrence of a Fundamental Transaction, the Daily VWAP of a unit of Alternate Consideration on any date shall be determined in accordance with the two immediately preceding sentences except that (i) in the case of a Fundamental Transaction in connection with which holders of Common Shares receive only cash, the Daily VWAP shall be equal to the per share amount of cash received by holders of Common Shares in such Fundamental Transaction and (ii) in the case of a Fundamental Transaction in connection with which holders of Common Shares receive a type of consideration other than cash or common shares, the Daily VWAP shall be the fair market value of such unit of Alternate Consideration determined by a nationally recognized independent investment banking firm retained for this purpose by the Company. The Daily VWAP for any trading day will be expressed in U.S. dollars and, if expressed in a different currency for such trading day as determined above, will be translated to U.S. dollars at the applicable daily exchange rate(s) published by the Bank of Canada on such trading day;

“Depository” means CDS and DTC or such other persons designated in writing by the Corporation to act as depository in respect of the Warrants;

“Depository Participant” means a CDS Participant or a DTC Participant;

“director” means a member of the board of directors of the Corporation for the time being, and unless otherwise specified herein, reference to “action by the board of directors” means action by the board of directors of the Corporation as a board or, whenever duly empowered, action by a committee of the board;

“DTC” means the Depository Trust Clearing Company;

“DTC Participant” means a person recognized by DTC as a participant;

“Equity Shares” means the Common Shares and any shares of any other class or series of the Corporation which may from time to time be authorized for issue if by their terms such shares confer on the holders thereof the right to participate in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation beyond a fixed sum or a fixed sum plus accrued dividends;

“Exchange Basis” means, at any time, the number of Warrant Shares or other classes of shares or securities which a Warrantholder is entitled to receive upon the exercise of the rights attached to the Warrants pursuant to the terms of this Indenture, as the number may be adjusted pursuant to Section 3.13 hereof, such number being equal to one Warrant Share per Warrant as of the date hereof;

“Exercise Date” with respect to any Warrant means the date on which such Warrant is duly surrendered for exercise in accordance with the provisions of Article 4 hereof;

“Exercise Price” means C$1.00 for each Warrant Share, subject to adjustment in accordance with the provisions of this Indenture;

“extraordinary resolution” has the meaning ascribed to that term in Sections 7.11 and 7.14;

“Fundamental Transaction” has the meaning ascribed to that term in subsection 3.14(4);

“Governmental Authority” or “Governmental Authorities” means any of the governments of Canada, the United States of America, any other nation or any political subdivision thereof, whether provincial, state, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank, fiscal or monetary authority or other authority regulating financial institutions, and any other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government;

“Internal Procedures” means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register of Warrantholders at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Warrant Agent’s internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Warrant Agent;

“Nasdaq” means the Nasdaq Stock Market LLC;

“NCI” has the meaning ascribed to that term in subsection 3.12(1);

“person” means an individual, a corporation, a partnership, a syndicate, a trustee or any unincorporated organization and words importing persons that are intended to have a similarly extended meaning;

“Qualified Institutional Buyer” means a “qualified institutional buyer”, as defined in Rule 144A under the U.S. Securities Act;

“Rights Offering” has the meaning ascribed to that term in subsection 3.12(2);

“Rights Offering Price” has the meaning ascribed to that term in subsection 3.14(9);

“SEC” means the United States Securities and Exchange Commission;

“Securities Laws” means, collectively, the applicable securities laws of each of the provinces and territories of Canada, the United States and each of the states of the United States, as applicable, and the respective regulations made and forms prescribed thereunder together with all applicable published rules, policy statements, notices and blanket orders and rulings of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada;

“Share Delivery Date” has the meaning ascribed to that term in subsection 4.4(3);

“shareholder” means an owner of record of one or more Common Shares or shares of any other class or series of the Corporation;

“Special Distribution” has the meaning ascribed to that term in subsection 3.13(3);

“Subsidiary” means a corporation, a majority of the outstanding voting shares of which are owned, directly or indirectly, by the Corporation or by one or more subsidiaries of the Corporation and, as used in this definition,

“voting shares” means shares of a class or classes ordinarily entitled to vote for the election of the majority of the directors of a corporation irrespective of whether or not shares of any other class or classes shall have or might have the right to vote for directors by reason of the happening of any contingency;

“successor company” has the meaning ascribed to that term in Section 8.2;

“this Indenture”, “herein”, “hereby” and similar expressions mean or refer to this common share purchase warrant indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions “Article”, “Section”, “subsection” or “paragraph” followed by a number or letter mean and refer to the specified Article, Section, subsection or paragraph of this Indenture;

“Time of Expiry” means 5:00 p.m. (Toronto time) on November 26, 2026;

“trading day” means a day on which the Nasdaq (or such other exchange on which the Common Shares are listed and which forms the primary trading market for such shares) is open for trading, and if the Common Shares are not listed on a stock exchange, a day on which an over-the-counter market where such shares are traded is open for business;

“transaction instruction” means a written order signed by the holder or the Depository, entitled to request that one or more actions be taken, or such other form as may be reasonably acceptable to the Warrant Agent, requesting one or more such actions to be taken in respect of an Uncertificated Warrant;

“Transfer Agent” means the transfer agent or agents for the time being for the Common Shares;

“TSXV” means the TSX Venture Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Purchaser” means a Warrantholder that acquired its Warrants directly from the Corporation as a Qualified Institutional Buyer, and that is (a) any person in the United States or any U.S. Person that purchased Warrants directly from the Corporation, (b) any person that purchased Warrants directly from the Corporation on behalf of any U.S. Person or any person in the United States, (c) any purchaser of Warrants that received an offer of the Warrants while in the United States in the original offering of the Warrants by the Corporation, or (d) any person that was in the United States at the time the purchaser’s buy order was made to the Corporation or the subscription agreement for the purchase of Warrants from the Corporation was executed or delivered;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Uncertificated Warrant” means any Warrant which is issued under the Book-Based System or issued in direct registration on the warrant register maintained by the Warrant Agent;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Person” means a “U.S. person” as defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

“Warrant Agency” means the principal offices of the Warrant Agent in the City of Toronto, Ontario, and, as required, the principal office of the Warrant Co-Agent in the City of New York, New York and/or such other place as may be designated in accordance with Section 3.8;

“Warrant Agent” means TSX Trust Company, a trust company existing under the laws of Canada, or any lawful successor thereto including through the operation of Section 9.8;

“Warrant Co-Agent” means American Stock Transfer and Trust Company, LLC or any lawful successor from time to time;

“Warrant Certificates” means the certificates representing Warrants substantially in the form attached as Schedule A hereto or such other form as may be approved by the Corporation and the Warrant Agent;

“Warrant Shares” means the Common Shares or other securities or property issuable upon the exercise of the Warrants as a result of any adjustment to the subscription rights pursuant to Section 3.13 hereof;

“Warrantholders” or “holders” means the persons whose names are entered for the time being in the register maintained pursuant to Section 3.8 which terms shall also include, if the Warrants are held in the Book-Based System, a Depository Participant or a designee appointed by such Depository Participant;

“Warrantholders’ Request” means an instrument, signed in one or more counterparts by Warrantholders representing, in the aggregate, at least 25% of the aggregate number of Warrants then outstanding, which requests the Warrant Agent or the Corporation to take some action or proceeding specified therein;

“Warrants” means the common share purchase warrants of the Corporation issued and Authenticated hereunder as Uncertificated Warrants or to be issued and countersigned in the form of Warrant Certificates, in either case, entitling the holders thereof to purchase Warrant Shares on the basis of one Warrant Share for each whole Warrant upon payment of the Exercise Price at any time prior to the Time of Expiry; provided that in each case the number and/or class of shares or securities receivable on the exercise of the Warrants may be subject to increase or decrease or change in accordance with the terms and provisions hereof; and

“written direction of the Corporation”, “written request of the Corporation”, “written consent of the Corporation” and “certificate of the Corporation” and any other document required to be signed by the Corporation, means, respectively, a written direction, request, consent, certificate or other document signed in the name of the Corporation by any executive officer or director and may consist of one or more instruments so executed.

1.2	Words Importing the Singular

Unless elsewhere otherwise expressly provided, or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

1.3	Interpretation not Affected by Headings

The division of this Indenture into Articles, Sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.4	Day not a Business Day

If any day on or before which any action or notice is required or permitted to be taken or given hereunder is not a Business Day, then such action or notice shall be required or permitted to be taken or given on or before the requisite time on the next succeeding day that is a Business Day.

1.5	Time of the Essence

Time shall be of the essence in all respects of this Indenture and the Warrants issued hereunder.

1.6	Governing Law

This Indenture, the Warrants, the Warrant Certificates (including all documents relating thereto, which by common accord have been and will be drafted in English) shall be construed in accordance with the laws of the Province of Ontario and the federal laws applicable therein. Each of the parties hereto, which shall include the Warrantholders, irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario with respect to all matters arising out of this Indenture and the transactions contemplated herein.

1.7	Meaning of “outstanding” for Certain Purposes

Every Warrant Authenticated by the Warrant Agent hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Warrant Agent for cancellation, exercised pursuant to Section 4.1 or until the Time of Expiry; provided that where a new Warrant Certificate has been issued pursuant to Section 3.7 hereof to replace one which is lost, mutilated, stolen or destroyed, the Warrants represented by only one of such Warrant Certificates shall be counted for the purpose of determining the aggregate number of Warrants outstanding.

1.8	Currency

Unless otherwise stated, all dollar amounts referred to in this Indenture are in U.S. dollars. References to “C$” are to Canadian dollars.

1.9	Termination

This Indenture shall continue in full force and effect until the earlier of: (a) the Time of Expiry; and (b) the date that no Warrants are outstanding hereunder; provided that this Indenture shall continue in effect thereafter, if applicable, until the Corporation and the Warrant Agent have fulfilled all of their respective obligations under this Indenture.

1.10	Calculations

All calculations called for hereunder including, without limitation, calculations of Current Market Price shall be as determined by the Corporation or, at the Warrantholders Request, such firm of independent chartered accountants as may be selected by the directors of the Corporation, acting reasonably, and in good faith in their sole discretion for these purposes. Such calculations made in good faith and, absent manifest error, shall be final and binding on holders and the Warrant Agent. The Corporation will provide a schedule of its calculations to the holders and the Warrant Agent. The Warrant Agent shall be entitled to rely conclusively on the accuracy of such calculations without independent verification.

Article 2
APPOINTMENT OF WARRANT AGENT

2.1	Appointment of Warrant Agent

The Corporation hereby appoints the Warrant Agent as the warrant agent and registrar for the Warrants and the Warrant Agent hereby accepts such appointment and agrees to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants issued pursuant to this Indenture from time to time.

Article 3
ISSUE OF WARRANTS

3.1	Issue of Warrants

(1)	A maximum of 4,545,454 Warrants are hereby created and authorized to be issued hereunder entitling the registered holders thereof to acquire an aggregate of 4,545,454 Warrant Shares (subject to adjustment in accordance with Section 3.13) at the Exercise Price upon the terms and conditions herein set forth. Uncertificated Warrants shall be Authenticated by the Warrant Agent by completing its internal procedures and (if applicable) deposited in the name of the Depository and Warrant Certificates evidencing the Warrants, if any, shall be executed by the Corporation, Authenticated by or on behalf of the Warrant Agent and delivered by the Warrant Agent to the Corporation, as applicable, in accordance with a written direction of the Corporation, all in accordance with Sections 3.3 and 3.4. Subject to adjustment in accordance with the provisions of this Indenture, each of the Warrants issued hereunder shall entitle the holder thereof to receive from the Corporation, upon payment of the Exercise Price, the number of Warrant Shares equal to the Exchange Basis in effect on the Exercise Date.

3.2	Form and Terms of Warrants

(1)	The Warrants may be issued in either certificated or uncertificated form. The Warrant Certificates shall be substantially in the form attached as Schedule A hereto and dated as of the date of issue, subject to the provisions of this Indenture, with such additions, variations and changes as may be required or permitted by the terms of this Indenture, and to give effect to any Warrants not being issued as Uncertificated Warrants, and which may from time to time be agreed upon by the Warrant Agent and the Corporation, and shall have such distinguishing letters and numbers as the Corporation may, with the approval of the Warrant Agent, prescribe. Except as hereinafter provided in this Article 3, all Warrants shall, save as to denominations, be of like tenor and effect. The Warrant Certificates may be engraved, printed, lithographed, photocopied or be partially in one form or another, as the Corporation may determine. No change in the form of the Warrant Certificate shall be required by reason of any adjustment made pursuant to this Article 3 in the number and/or class of securities or type of securities or other property that may be acquired pursuant to the exercise of Warrants.

(2)	Each Warrant authorized to be issued hereunder shall entitle the registered holder thereof to acquire (subject to Sections 3.13, 3.14 and 3.15) upon due exercise and upon the transaction instruction or due execution of the exercise form endorsed on the Warrant Certificate, as applicable, or other instrument of exercise in such form as the Warrant Agent and/or the Corporation may from time to time prescribe and upon payment of the Exercise Price, one Warrant Share or such other kind and amount of shares or securities or property, calculated pursuant to the provisions of Sections 3.13, and 3.14, as the case may be, at any time after the date of issuance of such Warrants and prior to the Time of Expiry, in accordance with the provisions of this Indenture.

(3)	Fractional Warrants shall not be issued or otherwise provided for and shall be disregarded for all purposes and no cash amount will be payable in lieu thereof. If the exercise of any Warrant would result in a fraction of a Common Share being issued to any person, any such fraction shall be rounded down to the next whole number of Common Shares and no cash amount will be payable in lieu thereof.

(4)	Neither the Corporation nor the Warrant Agent shall have any obligation to deliver Warrant Shares upon the exercise of any Warrant if the person to whom such shares are to be delivered is a resident of a country or political subdivision thereof in which the Warrant Shares may not lawfully be issued pursuant to applicable securities legislation. The Corporation or the Warrant Agent may require any person to provide proof of an applicable exemption from such securities legislation to the Corporation and Warrant Agent before Warrant Shares are delivered pursuant to the exercise of any Warrant.

(5)	All Warrants shall be substantially identical, except as may otherwise be established herein or in an indenture supplemental hereto. All Warrants need not be issued at the same time and may be issued from time to time, consistent with the terms of this Indenture, if so provided herein, or in an indenture supplemental hereto.

3.3	Signing of Warrant Certificates

Warrant Certificates shall be signed by any one of the directors or executive officers of the Corporation and may, but need not be under the corporate seal of the Corporation or a reproduction thereof. The signature of any such director or officer may be mechanically reproduced in facsimile or other electronic format and Warrant Certificates bearing such facsimile or other electronic format signatures shall be binding upon the Corporation as if they had been manually signed by such director or officer. Notwithstanding that the person whose manual or electronic signature appears on any Warrant Certificate as a director or executive officer may no longer hold office at the date of issue of the Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to Section 3.4, be valid and binding upon the Corporation and the registered holder thereof will be entitled to the benefits of this Indenture.

3.4	Authentication or Certification by the Warrant Agent

(1)	No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the registered holder to the benefit hereof or thereof until it has been Authenticated by or on behalf of the Warrant Agent and such Authentication by the Warrant Agent shall be conclusive evidence as against the Corporation that the Warrant so Authenticated has been duly issued hereunder and the holder is entitled to the benefits hereof.

(2)	No NCI deposit in the Book-Based System shall be made or, if made, shall be valid for any purposes or entitle the holder to the benefits hereof and thereof until it has been Authenticated by the Warrant Agent and such Authentication shall be conclusive evidence as against the Corporation that the NCI deposit so made has been duly issued hereunder and that the holder is entitled to the benefits hereof and thereof.

(3)	The Authentication by the Warrant Agent on the Warrant Certificates issued hereunder, or the Authentication of the Warrant Agent of the NCI deposit in the Book-Based System made hereunder, as applicable, shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or the Warrant Certificates (except the due Authentication thereof) or the NCI deposit (except the due Authentication thereof) as applicable, or as to the performance by the Corporation of its obligations under this Indenture, and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrant Certificate or NCI deposit, as applicable, or any of them or of the consideration therefor or proceeds thereof.

(4)	The register shall be final and conclusive evidence as to all matters relating to Uncertificated Warrants with respect to which this Indenture requires the Warrant Agent to maintain records or accounts. In case of differences between the register at any time and any other time, the register at the later time shall be controlling, absent manifest error and such Uncertificated Warrants are binding on the Corporation.

3.5	Warrantholder not a Shareholder, etc.

Nothing in this Indenture or the holding of a Warrant evidenced by a Warrant Certificate shall be construed as conferring upon a Warrantholder any right or interest whatsoever as a shareholder, including but not limited to the right to vote at, to receive notice of, or to attend meetings of shareholders or any other proceedings of the Corporation, nor entitle the holder to any right or interest in respect thereof except as herein and in the Warrants expressly provided.

3.6	Warrants to Rank Pari Passu.

All Warrants shall rank equally and without preference over each other, whatever may be the actual date of issue thereof.

3.7	Issue in Substitution for Lost Warrant Certificates

(1)	If any Warrant Certificates issued and Authenticated under this Indenture shall become mutilated or be lost, destroyed or stolen, the Corporation, subject to applicable law, and subsection 3.7(2), shall issue and thereupon the Warrant Agent shall Authenticate and deliver a new Warrant Certificate of like denomination, date and tenor as the one mutilated, lost, destroyed or stolen in exchange for, in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be substantially in the form set out in Schedule A hereto and Warrants evidenced by it will entitle the holder thereof to the benefits hereof and shall rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(2)	The applicant for the issue of a new Warrant Certificate pursuant to this Section 3.7 shall bear the reasonable cost of the issue thereof and in the case of mutilation shall, as a condition precedent to the issue thereof, deliver to the Warrant Agent the mutilated Warrant Certificate, and in the case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Warrant Agent in their sole discretion and such applicant may be required to furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and the Warrant Agent in their sole discretion and shall pay the reasonable charges of the Corporation and the Warrant Agent in connection therewith.

3.8	Warrant Agency, Registration and Transfer of Warrants

(1)	To facilitate the exchange, transfer or exercise of Warrants and compliance with such other terms and conditions hereof as may be required, the Corporation has appointed the Warrant Agency, as the agency at which Warrants may be surrendered for exchange or transfer or at which Warrants may be exercised and the Warrant Agent has accepted such appointment. The Corporation may from time to time designate alternate or additional places as the Warrant Agency (subject to the Warrant Agent’s prior approval) and will give notice to the Warrant Agent of any proposed change of the Warrant Agency. Branch registers shall also be kept at such other place or places, if any, as the Corporation, with the approval of the Warrant Agent, may designate.

(2)	The Warrant Agent will create and keep at the Warrant Agency:

(a)	a register of holders in which shall be entered in alphabetical order the names and addresses of the holders of Warrants and particulars of the Warrants held by them and the Warrant Agent shall be entitled to rely on such register in connection with the exchange, transfer or exercise of any Warrant(s) pursuant to the terms of this Indenture or the terms thereof; and

(b)	a register of transfers in which all transfers of Warrants and the date and other particulars of each such transfer shall be entered.

(3)	No transfer of any Warrant will be valid unless entered on the register of transfers referred to in subsection 3.8(2)(a), and, in the case of a Warrant Certificate, upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, and a duly completed and executed transfer form endorsed on the Warrant Certificate executed by the registered holder or his executors, administrators or other legal representatives or his attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent, if applicable, and, upon compliance with such requirements and such other reasonable requirements as the Warrant Agent may prescribe, such transfer will be recorded on the register of transfers by the Warrant Agent.

(4)	In the case of a Warrant Certificate, the transferee of any Warrant will, after surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant as required by subsection 3.8(3) and upon compliance with all other conditions in respect thereof required by this Indenture or by law, be entitled to be entered on the register of holders referred to in subsection 3.8(2)(a) as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Warrant, except in respect of equities or rights of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

(5)	The Corporation will be entitled, and may direct the Warrant Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Warrant on the registers referred to in subsection 3.8(2), if such transfer would constitute a violation of the Securities Laws of any applicable jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction. The Warrant Agent is entitled to assume compliance with all applicable Securities Laws unless otherwise notified in writing by the Corporation. No duty shall rest with the Warrant Agent to determine compliance of the transferee or transferor of any Warrant with applicable Securities Laws.

3.9	Registers Open for Inspection

The registers referred to in subsection 3.8(2) shall be open at all reasonable times during business hours on a Business Day for inspection by the Corporation or any Warrantholder. The Warrant Agent shall, from time to time when requested to do so in writing by the Corporation and upon payment of its reasonable fees, furnish the Corporation with a list of the names and addresses of holders of Warrants entered in the register of holders kept by the Warrant Agent and showing the number of Warrants held by each such holder.

3.10	Exchange of Warrant Certificates

(1)	Warrant Certificates may, upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for Warrant Certificates in any other authorized denomination representing in the aggregate an equal number of Warrants as the number of Warrants represented by the Warrant Certificates being exchanged. The Corporation shall sign and the Warrant Agent shall Authenticate, in accordance with Sections 3.3 and 3.4, all Warrant Certificates necessary to carry out the exchanges contemplated herein.

(2)	Warrant Certificates may be exchanged only at the Warrant Agency. Any Warrant Certificates tendered for exchange shall be surrendered to the Warrant Agent and cancelled.

(3)	Except as otherwise herein provided, the Warrant Agent may charge Warrantholders requesting an exchange a reasonable sum for each Warrant Certificate issued; and payment of such charges and reimbursement of the Warrant Agent or the Corporation for any and all taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange as a condition precedent to such exchange.

3.11	Ownership of Warrants

The Corporation and the Warrant Agent and their respective agents may deem and treat the registered holder of any Warrant as the absolute owner of the Warrant represented thereby for all purposes and the Corporation and the Warrant Agent and their respective agents shall not be affected by any notice or knowledge to the contrary except as required by statute or order of a court of competent jurisdiction. The holder of any Warrant shall be entitled to the rights evidenced by that Warrant free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all persons may act accordingly and the receipt by any holder of the Warrant Shares or monies obtainable pursuant to the exercise of the Warrant shall be a good discharge to the Corporation and the Warrant Agent for the same and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any holder.

3.12	Book-Based System Warrants

(1)	Except as described above or as may be directed by the Corporation, registration of interests in and transfers of Warrants shall be made only through the Book-Based System. Other than as may be directed by the Corporation, the Warrants will be evidenced by a non-certificated inventory (“NCI”) deposit though the Book-Based System for an amount representing the aggregate number of such Warrants outstanding from time to time.

(2)	Transfers of beneficial ownership in any Warrant represented by an NCI deposit will be effected only (i) with respect to the interest of a Depository Participant, through records maintained by the Depository or its nominee for such Warrants, and (ii) with respect to the interest of any person other than a Depository Participant, through records maintained by the Depository Participants.

(3)	The rights of Beneficial Owners who hold security entitlements in respect of Warrants through the Book-Based System shall be limited to those established by applicable law and agreements between the Depository and the Depository Participants and between such Depository Participants and Beneficial Owners who hold security entitlements in respect of Warrants through the Book-Based System and must be exercised through a Depository Participant in accordance with the rules and procedures of the Depository.

(4)	If any of the following events occurs:

(a)	the Depository or the Corporation has notified the Warrant Agent that (A) the Depository is unwilling or unable to continue as depository or (B) the Depository ceases to be a clearing agency in good standing under applicable laws and, in either case, the Corporation is unable to locate a qualified successor depository within 90 days of delivery of such notice;

(b)	the Corporation has determined, in its sole discretion, to terminate the Book-Based System in respect of such Uncertificated Warrants and has communicated such determination to the Warrant Agent in writing;

(c)	the Corporation or the Depository is required by applicable law to take the action contemplated in this subsection; or

(d)	the Book-Based System administered by the Depository ceases to exist,

then one or more definitive fully registered Warrant Certificates shall be executed by the Corporation and Authenticated and delivered by the Warrant Agent to the Depository in exchange for the Uncertificated Warrants held by the Depository. Fully registered Warrant Certificates issued and exchanged pursuant to this subsection shall be registered in such names and in such denominations as the Depository shall instruct the Warrant Agent, provided that the aggregate number of Warrants represented by such Warrant Certificates shall be equal to the aggregate number of Uncertificated Warrants so exchanged. Upon exchange of Uncertificated Warrants for one or more Warrant Certificates in definitive form, such Uncertificated Warrants shall be cancelled by the Warrant Agent.

(5)	Notwithstanding anything in this Indenture in terms of a NCI deposit, neither the Corporation nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(a)	the records maintained by the Depository relating to any ownership interests or any other interests in the Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by any NCI deposit (other than the Depository or its nominee);

(b)	maintaining, supervising or reviewing any records of the Depository or any the Depository Participant relating to any such interest; or

(c)	any advice or representation made or given by the Depository or those contained in this Indenture that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any the Depository Participant.

(6)	Notwithstanding any provisions made in this Indenture with respect to expiry dates, payment dates or other acts that may be required to be done in connection with this Indenture, such provisions, dates and acts may be altered due to the internal procedures and processes with respect to cut-off times of the Depository. It is understood and agreed to by the parties hereto that the Warrant Agent shall have no responsibility in connection with any cut-off time imposed by the Depository.

3.13	Adjustment of Number of Common Shares and Exercise Price.

Subject to Section 3.14, the subscription rights in effect under the Warrants for Common Shares issuable upon the exercise of the Warrants shall be subject to adjustment from time to time as follows:

(1)	If and whenever, at any time after the date hereof and prior to the Time of Expiry, the Corporation shall:

(a)	issue Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of the Common Shares as a stock dividend or other distribution (other than a distribution of Warrant Shares upon exercise of the Warrants or pursuant to the exercise, conversion or exchange of securities of the Corporation outstanding as of the date hereof), or

(b)	subdivide, redivide or change its then outstanding Common Shares into a greater number of Common Shares, or

(c)	reduce, combine or consolidate its then outstanding Common Shares into a lesser number of Common Shares, (any of such events in these paragraphs (a), (b) or (c) being called a “Common Share Reorganization”), then the Exchange Basis in effect on the effective date of such subdivision, redivision or change, or reduction, combination or consolidation, or on the record date of such stock dividend or other distribution, as the case may be, shall be adjusted by multiplying the Exchange Basis in effect immediately prior to such effective date or record date by a fraction:

(d)	the numerator of which shall be the total number of Common Shares outstanding on such date immediately after giving effect to such Common Share Reorganization (including, in the case where securities exercisable, exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exercised, or exchanged for or converted into Common Shares on such record date, assuming in any case where such securities are not then convertible, exercisable or exchangeable but subsequently become so, that they were convertible, exercisable or exchangeable on the record date on the basis upon which they first become convertible, exercisable or exchangeable), and

(e)	the denominator of which shall be the total number of Common Shares outstanding on such date before giving effect to such Common Share Reorganization.

The resulting product, adjusted to the nearest 1/100th, shall thereafter be the Exchange Basis until further adjusted as provided in this Article 3. Any Common Shares owned by or held for the account of the Corporation or any of its Subsidiaries or a partnership in which the Corporation is directly or indirectly a party to will be deemed not to be outstanding for the purposes of any computation. To the extent that any adjustment in the Exchange Basis occurs pursuant to this subsection 3.13(1) as a result of the fixing by the Corporation of a record date for the distribution of securities exchangeable or exercisable for or convertible into Common Shares and the Common Share Reorganization does not occur or any conversion, exercise or exchange rights are not fully converted, exercised or exchanged, the Exchange Basis shall be readjusted immediately after the expiry of any relevant exchange or conversion right or the termination of the Common Share Reorganization, as the case may be, to the Exchange Basis that would then be in effect, based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(2)	If and whenever, at any time after the date hereof and prior to the Time of Expiry, the Corporation shall fix a record date for the distribution to all or substantially all of the holders of its outstanding Common Shares of rights, options or warrants entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares, or securities exchangeable or exercisable for or convertible into Common Shares, at a price per share to the holder (or at an exchange, exercise or conversion price per share) of less than 95% of the Current Market Price on such record date (any of such events being called a “Rights Offering”), then the Exchange Basis shall be adjusted effective immediately after such record date for the Rights Offering by multiplying the Exchange Basis in effect immediately prior to such record date by a fraction:

(a)	the numerator of which shall be the number of Common Shares which would be outstanding after giving effect to the Rights Offering (assuming the exercise of all of the rights, options or warrants under the Rights Offering and assuming the exchange, exercise or conversion into Common Shares of all exchangeable, exercisable or convertible securities issued upon exercise of such rights, options or warrants, if any), and

(b)	the denominator of which shall be the aggregate of:

(i)	the total number of Common Shares outstanding as of the record date for the Rights Offering, and

(ii)	a number of Common Shares determined by dividing

(A)	the amount equal to the aggregate consideration payable on the exercise of all of the rights, options and warrants under the Rights Offering plus the aggregate consideration, if any, payable on the exchange, exercise or conversion of the exchangeable or convertible securities issued upon exercise of such rights, options or warrants (assuming the exercise of all rights, options and warrants under the Rights Offering and assuming the exchange or conversion of all exchangeable or convertible securities issued upon exercise of such rights, options and warrants);

by

(B)	the Current Market Price as of the record date for the Rights Offering.

The resulting product, adjusted to the nearest 1/100th, shall thereafter be the Exchange Basis until further adjusted as provided in this Article 3. Any Common Shares owned by or held for the account of the Corporation or any of its Subsidiaries or a partnership in which the Corporation is directly or indirectly a party to will be deemed not to be outstanding for the purposes of any computation. If, at the date of expiry of the rights, options or warrants subject to the Rights Offering, less than all the rights, options or warrants have been exercised, then the Exchange Basis shall be readjusted effective immediately after the date of expiry to the Exchange Basis which would have been in effect on the date of expiry if only the rights, options or warrants issued had been those exercised. If at the date of expiry of the rights of exchange, exercise or conversion of any securities issued pursuant to the Rights Offering less than all of such securities have been exchanged or exercised for, or converted into, Common Shares, then the Exchange Basis shall be readjusted effective immediately after the date of such expiry to the Exchange Basis which would have been in effect on the date of expiry if only the exchangeable, exercisable or convertible securities issued had been those securities actually exchanged or exercised for or converted into Common Shares.

(3)	If and whenever, at any time after the date hereof and prior to the Time of Expiry, the Corporation shall fix a record date for the issuance or distribution to all or substantially all the holders of its outstanding Common Shares of:

(a)	shares of the Corporation of any class other than Common Shares; or

(b)	rights, options or warrants to acquire Common Shares or securities exchangeable or exercisable for or convertible into Common Shares; or

(c)	evidences of indebtedness; or

(d)	cash, securities or any property or other assets,

and if such issuance or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a “Special Distribution”), the Exchange Basis shall be adjusted effective immediately after the record date for the Special Distribution by multiplying the Exchange Basis in effect on such record date by a fraction:

(e)	the numerator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price on such record date, and

(f)	the denominator of which shall be:

(A)	the product of the number of Common Shares outstanding on such record date and the Current Market Price on such record date,

less

(B)	the fair market value, as determined by action by the board of directors acting reasonably and in good faith (whose determination shall, absent manifest error, be conclusive), to the holders of the Common Shares of the shares, rights, options, warrants, evidences of indebtedness or property or other assets issued or distributed in the Special Distribution,

(C)	provided that no such adjustment shall be made if the result of such adjustment would be to decrease the Exchange Basis in effect immediately before such record date. The resulting product, adjusted to the nearest 1/100th, shall thereafter be the Exchange Basis until further adjusted as provided in this Article 3. Any Common Shares owned by or held for the account of the Corporation or any of its Subsidiaries or a partnership in which the Corporation is directly or indirectly a party to will be deemed not to be outstanding for the purposes of any computation.

(4)	If, at any time while Warrants are outstanding (i) the Corporation effects any merger or consolidation of the Corporation with or into another person, in which the Corporation is not the surviving entity or the shareholders of the Corporation immediately prior to such merger or consolidation do not own, directly or indirectly, at least 50% of the voting power of the surviving entity immediately after such merger or consolidation, (ii) the Corporation effects any sale to another person of all or substantially all of its assets in one or a series of related transactions, (iii) pursuant to any tender offer or exchange offer (whether by the Corporation or another person), shareholders who tender shares representing more than 50% of the voting power of the Common Shares and the Corporation or such other person, as applicable, accepts such tender for payment, (iv) the Corporation consummates a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or plan of arrangement) with another person whereby such other person acquires more than the 50% of the voting power of the Common Shares or (v) the Corporation effects any reclassification of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of Common Share covered by Section 3.13(1) above) (in any such case, a “Fundamental Transaction”), then following such Fundamental Transaction the Holder shall have the right to receive, upon exercise of the Warrants, the same amount and kind of securities, cash, other property or any combination thereof as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of the Warrants without regard to any limitations on exercise contained herein (the “Alternate Consideration”). Notwithstanding anything to the contrary, in the event of a Fundamental Transaction, the Corporation or any successor company (as defined below) shall, at the Holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase the Warrants from the Holder by paying to the Holder an amount of cash equal to the Black Scholes Value (as defined below) of the remaining unexercised portion of the Warrants on the date of the consummation of such Fundamental Transaction; provided, however, that, (A) prior written approval of the TSXV is obtained should the Corporation or a successor company remain listed on the TSXV further to the consummation of the Fundamental Transaction and (B) if the Fundamental Transaction is not within the Corporation's control, including not approved by the Corporation's Board of Directors, a Holder shall only be entitled to receive from the Corporation or any successor company, as of the date of consummation of such Fundamental Transaction, the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of the Warrants, that is being offered and paid to the holders of Common Shares in connection with the Fundamental Transaction, whether that consideration be in the form of securities, cash, other property or any combination thereof, or whether the holders of Common Shares are given the choice to receive from among alternative forms of consideration in connection with the Fundamental Transaction. “Black Scholes Value” means the value of the Warrants based on the Black-Scholes Option Pricing Model obtained from the “OV” function on Bloomberg, L.P. (“Bloomberg”) determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Time of Expiry, (B) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg (determined utilizing a 365 day annualization factor) as of the trading day immediately following the public announcement of the applicable Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the greater of (i) the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (ii) the greater of (x) the last Current Market Price immediately prior to the public announcement of such Fundamental Transaction and (y) the last Current Market Price immediately prior to the consummation of such Fundamental Transaction and (D) a remaining option time equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Time of Expiry and (E) a zero cost of borrow. The payment of the Black Scholes Value will be made by wire transfer of immediately available funds (or such other consideration) within five Business Days of the Holder’s election (or, if later, on the effective date of the Fundamental Transaction). The Corporation shall cause any successor company in a Fundamental Transaction in which the Corporation is not the survivor to assume in writing all of the obligations of the Corporation under the Warrants in accordance with the provisions of this Section 3.13(4) pursuant to written agreements in form and substance reasonably satisfactory to the Holder prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for the Warrants a security of the successor company evidenced by a written instrument substantially similar in form and substance to the Warrants which is exercisable for a corresponding number of shares of such successor company (or its parent entity) equivalent to the Common Share acquirable and receivable upon exercise of the Warrants (without regard to any limitations on the exercise of the Warrants) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares (but taking into account the relative value of the Common Share pursuant to such Fundamental Transaction and the value of such shares, such number of shares and such exercise price being for the purpose of protecting the economic value of the Warrant immediately prior to the consummation of such Fundamental Transaction).

(5)	Any adjustment to the Exchange Basis as set forth herein shall also include a corresponding adjustment to the Exercise Price which shall be calculated by multiplying the Exercise Price by a fraction: (a) the numerator of which shall be the Exchange Basis prior to the adjustment, and (b) the denominator of which shall be the Exchange Basis after the adjustment.

3.14	Rules Regarding Calculation of Adjustment of Exchange Basis

For the purposes of Section 3.13:

(1)	The adjustments provided for in Section 3.13 shall be cumulative and such adjustments shall be made successively whenever an event referred to in Section 3.13 shall occur, subject to the following subsections of this Section 3.14.

(2)	No adjustment in the: (a) Exchange Basis shall be required unless such adjustment would result in a change of at least 0.01 of a Warrant Share based on the prevailing Exchange Basis; or (b) Exercise Price shall be required unless such adjustment would result in a change of at least 1%, provided that any adjustments which, except for the provisions of this subsection, would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(3)	No adjustment in the Exchange Basis shall be made in respect of any event described in Section 3.13, other than the events referred to in paragraphs (b) and (c) of subsection (1) thereof, if Warrantholders are entitled to participate in such event on the same terms, mutatis mutandis, as if Warrantholders had exercised their Warrants prior to or on the effective date or record date of such event, any such participation being subject to regulatory approval.

(4)	No adjustment in the Exchange Basis shall be made pursuant to Section 3.13 in respect of the issue from time to time of Warrant Shares purchasable on exercise of the Warrants or pursuant to the exercise, conversion or exchange of securities of the Corporation outstanding as of the date hereof.

(5)	The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 3.13, deliver a certificate of the Corporation to the Warrant Agent specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate shall be supported by a certificate of the Corporation's Auditors verifying such calculation. The Warrant Agent shall rely, and shall be protected in so doing, upon the certificate of the Corporation or of the Corporation's Auditor and any other document filed by the Corporation pursuant to this Section 3.14 for all purposes.

(6)	If a dispute shall at any time arise with respect to adjustments provided for in Section 3.13, such dispute shall, absent manifest error, be conclusively determined by the Corporation’s Auditors, or if they are unable or unwilling to act, by such other firm of independent chartered professional accountants as may be selected by the directors and any further determination, absent manifest error, shall be binding upon the Corporation, the Warrant Agent and the Warrantholders.

(7)	If the Corporation shall set a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such shareholders of any such dividend, distribution, or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution, or subscription or purchase rights, then no adjustment in the Exchange Basis shall be required by reason of the setting of such record date.

(8)	In the absence of a resolution of the directors fixing a record date for a Rights Offering or Special Distribution, the Corporation shall be deemed to have fixed as the record date therefor the date on which the Rights Offering or Special Distribution is effected.

(9)	If the purchase price provided for in any Rights Offering (the “Rights Offering Price”) is decreased, the Exchange Basis shall forthwith be changed so as to increase the Exchange Basis to such Exchange Basis as would have been obtained had the adjustment to the Exchange Basis made pursuant to subsection 3.13(2) upon the issuance of such Rights Offering been made upon the basis of the Rights Offering Price as so decreased, provided that the provisions of this subsection shall not apply to any decrease in the Rights Offering Price resulting from provisions in any such Rights Offering designed to prevent dilution if the event giving rise to such decrease in the Rights Offering Price itself requires an adjustment to the Exchange Basis pursuant to the provisions of Section 3.13.

(10)	As a condition precedent to the taking of any action that would require any adjustment in any of the subscription rights pursuant to any of the Warrants, including the Exchange Basis, the Corporation shall take any corporate action which may, in the opinion of counsel, be necessary in order that the Corporation have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities that all the holders of such Warrants are entitled to receive on the exercise of all the subscription rights attaching thereto in accordance with the provisions thereof.

(11)	The Warrant Agent shall be entitled to act and rely on any adjustment calculations by the Corporation or the Corporation’s Auditors.

3.15	Postponement of Subscription

In any case where the application of Section 3.13 results in an increase in the number of Common Shares that are issuable upon exercise of the Warrants taking effect immediately after the record date for a specific event, if any Warrant is exercised after that record date and prior to completion of such specific event, the Corporation may postpone the issuance to the Warrantholder of the Warrant Shares to which he is entitled by reason of such adjustment, but such Warrant Shares shall be so issued and delivered to that holder upon completion of that event, with the number of such Warrant Shares calculated on the basis of the number of Warrant Shares on the date that the Warrant was exercised, adjusted for completion of that event and the Corporation shall deliver to the person or persons in whose name or names the Warrant Shares are to be issued an appropriate instrument evidencing the right of such person or persons to receive such Warrant Shares and the right to receive any dividends or other distributions which, but for the provisions of this Section 3.15, such person or persons would have been entitled to receive in respect of such Warrant Shares from and after the date that the Warrant was exercised in respect thereof.

3.16	Notice of Adjustment

(1)	At least 14 days prior to the effective date or record date, as the case may be, of any event which requires or might require adjustment pursuant to Section 3.13, the Corporation shall:

(a)	file with the Warrant Agent a certificate of the Corporation specifying the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment and the computation of such adjustment and the facts upon which such calculation is based, which certificate may be supported by a certificate of the Corporation’s Auditors verifying such calculation if requested by the Warrant Agent at their discretion and the Warrant Agent shall rely, and shall be protected in so doing, upon the certificate of the Corporation or of the Corporation’s Auditor and any other document filed by the Corporation pursuant to this Article 3 for all purposes; and

(b)	give notice to the Warrantholders of the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment.

(2)	In case any adjustment for which a notice in subsection 3.16(1) has been given is not then determinable, the Corporation shall promptly after such adjustment is determinable:

(a)	file with the Warrant Agent a computation of such adjustment; and

(b)	give notice to the Warrantholders of the adjustment.

(3)	The Warrant Agent may, absent manifest error, act and rely, and shall be protected in so acting and relying, upon certificates and other documents filed by the Corporation pursuant to this Section 3.16 for all purposes of the adjustment.

3.17	No Action after Notice

The Corporation covenants with the Warrant Agent that it will not take any other corporate action which might deprive a Warrantholder of the opportunity of exercising the rights of acquisition pursuant thereto during the period of 10 Business Day after the giving of the notice set forth in subsection 3.16(1) and subsection 3.16(2)(b).

3.18	Optional Purchases by the Corporation

Subject to applicable law and prior approval of the TSX or Nasdaq, if required, the Corporation may from time to time purchase on any stock exchange (if then listed), in the open market, by private agreement or otherwise any of the Warrants. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the board of directors of the Corporation, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such persons, and on such other terms as the Corporation in its sole discretion may determine. The Warrant Certificates representing the Warrants purchased pursuant to this Section 3.18 shall forthwith be delivered to and cancelled by the Warrant Agent.

3.19	Protection of Warrant Agent

The Warrant Agent shall not:

(a)	at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist that may require any adjustment contemplated by this Article 3, nor to verify the nature and extent of any such adjustment when made or the method employed in making the same;

(b)	be accountable with respect to the validity or value or the kind or amount of any Warrant Shares or of any other securities or property that may at any time be issued or delivered upon the exercise of the rights attaching to any Warrants;

(c)	be responsible for any failure of the Corporation to issue, transfer or deliver Warrant Shares or certificates for the same, or make any cash payment, upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 3; or

(d)	incur any liability or responsibility whatsoever or be in any way responsible for the consequences of any breach on the part of the Corporation of any of the representations, warranties or covenants of the Corporation herein contained or any acts or deeds of the directors, officers, employees, agents or servants of the Corporation.

Article 4
EXERCISE OF WARRANTS

4.1	Method of Exercise of Warrants

(1)	The registered holder of any Warrant may exercise the rights thereby conferred on him to acquire all or any part of the Warrant Shares to which such Warrant entitles the holder, by surrendering the Warrant Certificate representing such Warrants to the Warrant Agent at any time prior to the Time of Expiry at the Warrant Agency, with a duly completed and executed exercise form (the “Exercise Form”) of the registered holder or his executors, administrators or other legal representative or his attorney duly appointed by an instrument in writing in the form and manner satisfactory to the Warrant Agent, substantially in the form endorsed on the Warrant Certificate as Schedule A, specifying the number of Warrant Shares subscribed for together with a certified cheque, bank draft or money order in lawful money of the United States, payable to or to the order of the Corporation in an amount equal to the Exercise Price multiplied by the number of Warrant Shares subscribed for. A Warrant Certificate with the duly completed and executed Exercise Form and payment of the Exercise Price shall be deemed to be surrendered only upon personal delivery thereof to or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent. The Exercise Form shall be signed by the Warrantholder, or his executors, or administrators or other legal representative or his attorney duly appointed by an instrument in writing in the form and manner satisfactory to the Warrant Agent, shall specify the person(s) in whose name such Warrant Shares are to be issued, the address(es) of such person(s) and the number of Warrant Shares to be issued to each person, if more than one is so specified. If any of the Warrant Shares subscribed for are to be issued to (a) person(s) other than the Warrantholder, the signatures set out in the Exercise Form shall be guaranteed by a Canadian Schedule I chartered bank or a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program and (b) the Warrantholder shall pay to the Corporation or the Warrant Agent all applicable transfer or similar taxes and the Corporation shall not be required to issue or deliver certificates evidencing Warrant Shares unless or until such Warrantholder shall have paid to the Corporation or the Warrant Agent on behalf of the Corporation the amount of such tax or shall have established to the reasonable satisfaction of the Corporation that such tax has been paid or that no tax is due.

(2)	If, at the time of exercise of the Warrants, in accordance with the provisions of subsections 4.1(1) or 4.1(3), there are any trading restrictions on the Warrant Shares pursuant to Securities Laws or stock exchange requirements, the Corporation shall, on the advice of counsel, endorse any certificates or book-entry positions representing the Warrant Shares to such effect. The Warrant Agent is entitled to assume compliance with all Securities Laws unless otherwise notified in writing by the Corporation.

(3)	A Beneficial Owner of Uncertificated Warrant evidenced by a security entitlement in respect of Warrants in the Book-Based System who desires to exercise his Uncertificated Warrants, must do so by causing a Depository Participant to deliver to the Depository (at its office in the City of Toronto, or New York, as applicable), on behalf of the Beneficial Owner at any time prior to the Time of Expiry, a written notice of the Beneficial Owner’s intention to exercise Warrants (the “Exercise Notice”) in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, as well as payment for the aggregate Exercise Price, the Depository shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants (the “Confirmation”) in a manner acceptable to the Warrant Agent, including by electronic means through the Book-Based System. The Beneficial Owner will initiate the electronic exercise through the Book-Based System, by way of the Confirmation and forward the aggregate Exercise Price electronically to the Warrant Agent and the Warrant Agent will execute the exercise by issuing to the Depository through the Book-Based System the Warrant Shares to which the exercising Beneficial Owner is entitled pursuant to the exercise. Any expense associated with the preparation and delivery of Exercise Notices will be for the account of the Beneficial Owner exercising the Warrants and the Warrant Agent will execute the exercise by issuing to the Depository through the Book-Based System the Warrant Shares to which the exercising Warrantholder is entitled pursuant to the exercise. Any expense associated with the exercise process will be for the account of the entitlement holder exercising the Warrants and/or the Depository Participant exercising the Warrants on its behalf. Issuance of Warrant Shares shall be made without charge to the Holder for any expense or fee of the Warrant Agent and transfer agent in respect of the issuance of such Warrant Shares, which expenses and fees shall be paid by the Corporation. Solely for purposes of Canadian Universal Market Rules and Regulation SHO, the Beneficial Owner shall be deemed to have exercised Warrants upon the delivery to its Depository Participant of irrevocable instructions to exercise the Warrants and pay their exercise price.

(4)	By causing a Depository Participant to deliver notice to the Depository, a Beneficial Owner shall be deemed to have irrevocably surrendered his Warrants so exercised and appointed such Depository Participant to act as his or her exclusive settlement agent with respect to the exercise and the receipt of Warrant Shares in connection with the obligations arising from such exercise.

Any notice which the Depository determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a Depository Participant to exercise or to give effect to the settlement thereof in accordance with the Beneficial Owner’s instructions will not give rise to any obligations or liability on the part of the Corporation or Warrant Agent to the Depository Participant or the Beneficial Owner.

If the Exercise Form set forth in the Warrant Certificate shall have been amended, the Corporation shall cause the amended Exercise Form to be forwarded to all registered Warrantholders.

Exercise Forms and Confirmations must be delivered to the Warrant Agent at any time during the Warrant Agent’s actual business hours on any Business Day prior to the Expiry Time. Any Exercise Form or Confirmations received by the Warrant Agent after business hours on any Business Day other than the Expiry Date will be deemed to have been received by the Warrant Agent on the next following Business Day.

Any Warrant with respect to which a Confirmation or Exercise Form is not received by the Warrant Agent before the Expiry Time shall be deemed to have expired and become void and all rights with respect to such Warrants shall terminate and be cancelled.

4.2	[Reserved]

4.3	No Fractional Warrant Shares

Under no circumstances shall the Corporation be obliged to issue any fractional Warrant Shares or any cash or other consideration in lieu thereof upon the exercise of one or more Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive on the exercise or partial exercise thereof a fraction of a Warrant Share, that holder may exercise that right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to purchase a whole number of Warrant Shares; otherwise fractional Warrant Shares shall be rounded down to the nearest whole number of Warrant Shares without compensation therefor.

4.4	Effect of Exercise of Warrants

(1)	Upon compliance by the Warrantholder with the provisions of Section 4.1, the Warrant Shares subscribed for shall be deemed to have been issued and the person to whom such Warrant Shares are to be issued shall be deemed to have become the holder of record of such Warrant Shares on the Exercise Date unless the transfer registers of the Corporation for the Common Shares shall be closed on such date, in which case the Warrant Shares subscribed for shall be deemed to have been issued and such person shall be deemed to have become the holder of record of such Warrant Shares on the date on which such transfer registers are reopened.

(2)	Within two Business Days following the due exercise of a Warrant pursuant to Section 4.1 and forthwith after the Time of Expiry, the Warrant Agent shall deliver to the Corporation a notice setting forth the particulars of all Warrants exercised, if any, and the persons in whose names the Warrant Shares are to be issued (as applicable) and the addresses of such holders of the Warrant Shares.

(3)	Within two Business Days of the due exercise of a Warrant pursuant to Section 4.1 (the “Share Delivery Date”), the Corporation shall cause the Transfer Agent to issue, on or prior to the Share Delivery Date, to the Depository through the Book-Based System the Warrant Shares to which the exercising Warrantholder is entitled pursuant to the exercise or mail (or email) to the person in whose name the Warrant Shares so subscribed for are to be issued, as specified in the Exercise Form completed on the Warrant Certificate, at the address (or email address) specified in the Exercise Form, a certificate or certificates, or other satisfactory evidence, including confirmation of registration in the direct registration system of the Transfer Agent, for the Warrant Shares to which the Warrantholder is entitled and, if applicable, shall cause the Warrant Agent to mail a Warrant Certificate representing any Warrants not then exercised. The Warrant Agent will not be liable to the Corporation for any payment made by the Corporation under Section 4.4(5) of this Indenture.

(4)	If the Corporation fails to cause the Warrant Agent to deliver to the Warrantholder the Warrant Shares issuable pursuant to Section 4.4(3) by the Share Delivery Date, then the Warrantholder will have the right to rescind such exercise.

(5)	In addition to any other rights available to a Warrantholder, if the Corporation fails to cause the Warrant Agent to deliver to the Warrantholder the Common Shares issuable in accordance with Section 4.4(3) pursuant to an exercise on or before the Share Delivery Date and, if after such date, the Warrantholder is required by its broker to purchase (in an open market transaction or otherwise) or the Warrantholder’s brokerage firm otherwise purchases, Common Shares to deliver in satisfaction of a sale by the Warrantholder of the Warrant Shares that the Warrantholder anticipated receiving upon such exercise (a “Buy-In”), then the Corporation shall (A) pay in cash to the Warrantholder the amount, if any, by which (x) the Warrantholder’s total purchase price (including brokerage commissions, if any) for the Common Shares so purchased exceeds (y) the amount obtained by multiplying (1) the number of Common Shares that the Corporation was required to deliver to the Warrantholder in connection with the exercise at issue, times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Warrantholder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honoured (in which case such exercise shall be deemed rescinded) or deliver to the Warrantholder the number of Common Shares that would have been issued had the Corporation timely complied with its delivery obligations under Section 4.4(3). For example, if the Warrantholder purchases Common Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of Common Shares with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence, the Corporation shall be required to pay to the Warrantholder $1,000. In addition, if the Warrantholder incurs any fees and expenses (including those charged by CDS) because of the Corporation’s failure to cause the Warrant Agent to deliver to the Warrantholder on or before the Share Delivery Date the Common Shares issuable in accordance with Section 4.4(3) pursuant to an exercise (the “Late Fees”), the Corporation shall promptly reimburse the Warrantholder for any and all such Late Fees. The Warrantholder shall provide the Corporation written notice indicating the amounts payable to the Warrantholder in respect of the Buy-In and/or Late Fees and, upon request of the Corporation, evidence of the amount of such loss. Nothing herein shall limit a Warrantholder’s right to pursue any other remedies available to it under this Indenture, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation’s failure to timely deliver Warrant Shares as required under Section 4.4(3) following the valid exercise of Warrants under this Indenture.

4.5	Cancellation of Warrants

All Warrants surrendered to the Warrant Agent pursuant to Sections 3.7, 3.8(3), 3.10, 3.18 or 4.1 shall be cancelled by the Warrant Agent and the Warrant Agent shall record the cancellation of such Warrants on the register of holders maintained by the Warrant Agent pursuant to subsection 3.8(1). The Warrant Agent shall, if required by the Corporation, furnish the Corporation with a certificate identifying the Warrants so cancelled. All Warrants that have been duly cancelled shall be without further force or effect whatsoever.

4.6	Subscription for less than Entitlement

The holder of any Warrant may subscribe for and purchase a whole number of Warrant Shares that is less than the number that the holder is entitled to purchase pursuant to a surrendered Warrant. In such event, the holder thereof shall be entitled to receive a new Warrant Certificate, if applicable, in respect of the balance of Warrants that were not then exercised.

4.7	Expiration of Warrant

After the Time of Expiry, all rights under any Warrant in respect of which the right of subscription and purchase herein and therein provided for shall not theretofore have been exercised shall wholly cease and terminate and such Warrant shall be void and of no effect.

4.8	U.S. Securities Law Matters

(1)	The Warrants and the Warrant Shares issuable upon exercise thereof have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, and the Warrants may not be exercised by or on behalf of any person in the United States or any U.S. Person unless an exemption from the registration requirements of the U.S. Securities Act and the securities laws of all applicable states is available. The Warrant Agent shall not issue or register Warrant Shares or the certificates representing such Warrant Shares unless the Warrantholder provides (except in the case of Warrant Shares issued through CDS or DTC):

(a)	a written certification that the Warrantholder at the time of exercise of the Warrants (a) is not in the United States; (b) is not a U.S. Person and is not exercising the Warrants on behalf of a U.S. Person or a person in the United States; and (c) represents and warrants that the exercise of the Warrants and the acquisition of the Warrant Shares issuable upon exercise thereof occurred in an “offshore transaction” (as defined in Regulation S under the U.S. Securities Act); or

(b)	a written certification that the Warrantholder is the original U.S. Purchaser and (a) purchased the Warrants directly from the Corporation for its own account or the account of another Qualified Institutional Buyer, pursuant to an executed subscription agreement; (b) is exercising the Warrants solely for its own account or the account of such other Qualified Institutional Buyer for whose account such holder exercises sole investment discretion; (c) was a Qualified Institutional Buyer, both on the date the Warrants were purchased from the Corporation and on the date of the exercise of the Warrants; and (d) if the Warrants are being exercised on behalf of another person, the Warrantholder represents, warrants and certifies that such person was the beneficial purchaser for whose account the Warrantholder originally acquired Warrants and was a Qualified Institutional Buyer, both on the date the Warrants were purchased from the Corporation and on the date of the exercise of the Warrants; or

(c)	an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation to the effect that the exercise of the Warrants and the issuance of the Warrant Shares are exempt from registration under the U.S. Securities Act and any applicable state securities laws.

(2)	No certificates representing Warrant Shares will be registered or delivered to an address in the United States unless the Warrantholder complies with the requirements set forth in Sections 4.8(1)(b) or 4.8(1)(c), and, in the case of 4.8(1)(c), the Corporation has confirmed in writing to the Warrant Agent that the opinion of counsel and such other evidence required by the Corporation is reasonably satisfactory to the Corporation. The certificates representing any Warrant Shares issued in connection with the exercise of Warrants pursuant to Sections 4.8(1)(b) or 4.8(1)(c) shall bear the legend set forth in Section 4.9(1) of this Indenture if required by Section 4.9(1). Certificates representing Warrant Shares issued in connection with the exercise of Warrants pursuant to Section 4.8(1)(a) shall not bear the legend set forth in Section 4.9(1).

(3)	If Applicable: Notwithstanding any provisions herein, a beneficial owner of Warrants issued in uncertificated form evidenced by a security entitlement in respect of Warrants in a book entry registration system who desires to exercise his or her Warrants must do so by causing a CDS Participant to deliver to CDS, or a DTC Participant to deliver to DTC, on behalf of the entitlement holder, an irrevocable notice of the owner’s intention to exercise Warrants in a manner acceptable to CDS or DTC, as applicable, prior to the Time of Expiry. Forthwith upon receipt by CDS or DTC of such notice, CDS or DTC, as applicable, shall deliver notice forthwith to the Warrant Agent or Warrant Co-Agent. Upon receipt by the Warrant Agent or Warrant Co-Agent of such notice and the aggregate Exercise Price of the Warrants, which may be delivered up to four (4) Business Days after the Time of Expiry, the Warrant Agent or Warrant Co-Agent shall issue the resulting shares.

4.9	Securities Restrictions

(1)	Warrant Certificates and certificates representing Warrant Shares originally issued to, or for the benefit or account of, a person in the United States or a U.S. Person and each Warrant Certificate or certificate representing Warrant Shares issued in exchange therefor or in substitution thereof shall bear or be deemed to bear the following legends or such variations thereof as the Corporation may prescribe from time to time:

“THIS SECURITY [AND THE COMMON STOCK, IF ANY, ISSUABLE UPON EXERCISE OF THIS SECURITY] HA[S/VE] NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER: (1) REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT, AND (2) AGREES FOR THE BENEFIT OF ELECTRA BATTERY MATERIALS CORPORATION (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE LAST ORIGINAL ISSUE DATE HEREOF OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR. PROVISION THERETO AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT: (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR (B) OUTSIDE THE UNITED STATES PURSUANT TO REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, OR (C) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT, OR (D) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH CLAUSE (2)(B) or (D) ABOVE, THE COMPANY AND THE WARRANT AGENT RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE SATISFACTORY TO EACH OF THEM IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.”

Notwithstanding the foregoing, upon any exercise of the Warrants at a time at which the Corporation is a “foreign issuer” within the meaning of Regulation S (and accordingly Rule 905 of Regulation S does not apply) the Warrant Shares issuable upon such exercise need not bear the foregoing legend if the Warrantholder is the original purchaser of the Warrants and delivers a reasonable and customary Qualified Institutional Buyer letter in connection with its exercise of such Warrants. The Corporation will provide a draft of any required or requested Qualified Institutional Buyer letter upon request by any Warrantholder.

(2)	The Warrant Agent shall be entitled to assume that Warrant Shares will be issued pursuant to the exercise of any Warrant in compliance with the Securities Laws of all applicable jurisdictions unless the Warrant Agent has received notice in writing from the Corporation stating otherwise and setting forth the restrictions on the exercise of the Warrants. No duty shall rest with the Warrant Agent to determine compliance of any Warrant with applicable Securities Laws.

(3)	Neither the Corporation nor the Warrant Agent shall effect any exercise of a Warrant, and a Warrantholder shall not have the right to exercise any portion of a Warrant, pursuant to Article 4 or otherwise, to the extent that, after giving effect to such issuance after exercise as set forth on the Exercise Form, the Warrantholder (and with respect to any Warrantholder, collectively, any such Warrantholder’s affiliates, any persons or entities acting as a “group” together with such Warrantholder with respect to the Common Shares for purposes of Section 13(d) of the U.S. Exchange Act, and any other Persons whose beneficial ownership of the Common Shares would be aggregated with such Warrantholder for purposes of Section 13(d) of the U.S. Exchange Act (such persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Warrantholder and its Attribution Parties shall include the number of Common Shares issuable upon exercise of a Warrant with respect to which such determination is being made, but shall exclude the number of Common Shares that would be issuable upon (i) exercise of the remaining, non-exercised portion of a Warrant beneficially owned by the Warrantholder or any of its Attribution Parties, and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation (including, without limitation, any other Equity Share equivalents), subject to a limitation on conversion or exercise analogous to the limitation contained herein, beneficially owned by the Warrantholder or any of its Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 4.9(3), beneficial ownership shall be calculated in accordance with Section 13(d) of the U.S. Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Warrantholder that neither the Warrant Agent nor the Corporation is representing to the Warrantholder that such calculation is in compliance with Section 13(d) of the U.S. Exchange Act and the Warrantholder further acknowledges that it is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 4.9(2) applies, the determination of whether a Warrant is exercisable (in relation to other securities owned by the Warrantholder together with any Attribution Parties) and of which portion of a Warrant is exercisable shall be in the sole discretion and at the sole responsibility of the Warrantholder, and the submission of an Exercise Form shall be deemed to be the Warrantholder’s determination of whether a Warrant is exercisable (in relation to other securities owned by the Warrantholder together with any Attribution Parties) and of which portion of a Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and neither the Warrant Agent nor the Corporation shall have any obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the U.S. Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 4.9(2) in determining the number of outstanding Common Shares, a Warrantholder may rely on the number of outstanding Common Shares as reflected in (A) the Corporation’s most recent periodic or annual report filed with the SEC or on SEDAR, as the case may be, (B) a more recent public announcement by the Corporation, or (C) a more recent written notice by the Corporation or the Corporation’s transfer agent setting forth the number of Common Shares outstanding. Upon the written or oral request of a Warrantholder, the Corporation shall, within two trading days, confirm orally and in writing to the Warrantholder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including the Warrant being exercised, by the Warrantholder or its Attribution Parties since the date as of which such number of outstanding Common Shares was reported. The “Beneficial Ownership Limitation” shall be 9.90% of the number of Common Shares outstanding immediately after giving effect to the issuance of Warrant Shares issuable upon exercise of the Warrant in question. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 4.9(2) to correct this paragraph (or any portion hereof) that may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this Section 4.9(2) shall apply to a successor holder of a Warrant. For greater certainty, the Warrant Agent will have no responsibility for monitoring the beneficial ownership level of the Common Shares held by Warrantholders or their Attribution Parties and will have no liability in regards to the determinations made of whether or not a Warrantholder or their Attribution Parties would become a beneficial holder in excess of the Beneficial Ownership Limitation of the issued and outstanding Common Shares upon exercise of their Warrants.

(4)	For as long as the shares of Common Shares are listed on the TSXV, but not longer, in the event a Warrantholder elects a Beneficial Ownership Limitation that could result in the Warrantholder being entitled to receive a number of Common Shares upon exercise of a Warrant that would result in the Warrantholder becoming an "Insider" (as defined in the TSXV corporate finance manual, policies and appendices) of the Corporation upon such exercise, then, if the Warrantholder does become entitled to such Common Shares upon exercise of a Warrant that would result in the Warrantholder becoming an “Insider”, such exercise will only become effective upon the prior approval of a personal information form and satisfactory completion of a background search for that Warrantholder by the TSXV, or the waiver of such requirement, with respect to that Warrantholder. In addition, for as long as the Common Shares are listed on the TSXV, but not longer, in the event that such issuance of Common Shares on exercise of a Warrant would "materially affect control" (as defined in the TSXV) of the Corporation, such issuance will only become effective in accordance with the requirements of the TSXV.

Article 5
COVENANTS

5.1	General Covenants of the Corporation

The Corporation represents, warrants and covenants with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders that:

(1)	The Corporation will at all times, so long as any Warrants remain outstanding, maintain its existence, unless otherwise inconsistent with the fiduciary duties of the board of directors of the Corporation.

(2)	The Corporation is duly authorized to create and issue the Warrants to be issued hereunder and the Warrants, when issued and Authenticated, will be legal, valid, binding and enforceable obligations of the Corporation. The Corporation will use reasonable commercial efforts to ensure that all Common Shares outstanding or issuable from time to time (including without limitation the Common Shares issuable on the exercise of the Warrants) continue to be or are listed and posted for trading on the TSXV (or such other Canadian stock exchange acceptable to the Corporation) and the Nasdaq (or such other United States stock exchange acceptable to the Corporation), and to take all such reasonable steps and actions to do all such reasonable things that may be required to maintain its status as a “reporting issuer” not in default of the requirements of Securities Laws where it is or may, from time to time, be a reporting issuer, provided that the Corporation shall not be required to comply with this Section following the completion of, and this Section shall not be construed as limiting or restricting the Corporation to agree to, a merger, amalgamation, arrangement, business combination, take-over bid or like transaction even if the consideration being offered are not securities that are so listed and posted for trading that would result in the Corporation ceasing to be a reporting issuer.

(3)	The Corporation will use reasonable commercial efforts to obtain any approval or consent of the TSXV required pursuant to Section 3.13(4), including seeking shareholder approval, if required, and in connection with such efforts shall execute, file and/or deliver, as applicable, all necessary documents, instruments and submissions and take all such other steps as may be necessary under applicable Securities Laws or TSXV requirements to obtain such approval or consent.

(4)	Subject to Section 3.13, the Corporation will allot and reserve and keep available a sufficient number of Warrant Shares for issuance upon the exercise of Warrants issued by the Corporation.

(5)	The Corporation will cause the Warrant Shares from time to time subscribed for pursuant to the Warrants issued by the Corporation hereunder, in the manner herein provided, to be duly issued in accordance with the Warrants and the terms hereof.

(6)	The Corporation will cause any certificates representing the Warrant Shares from time to time to be acquired, pursuant to the Warrants in the manner herein provided, to be duly issued and delivered in accordance with the Warrants and the terms hereof.

(7)	All Warrant Shares that shall be issued by the Corporation upon exercise of the rights provided for herein shall be issued as fully paid and non-assessable Common Shares.

(8)	The Corporation will perform and carry out all of the acts or things to be done by it as provided in this Indenture.

(9)	The Corporation will use its commercially reasonable efforts to cause the Warrant Agent to keep open the register of Warrantholders during the Warrant Agent’s regular business hours and will not take any action or omit to take any action which would have the effect of preventing the Warrantholders from receiving any of the Warrant Shares issuable upon exercise of the Warrants.

(10)	The Corporation will promptly notify the Warrant Agent and the Warrantholders in writing of any default under the terms of this Indenture which remains unrectified for more than 10 Business Days following its occurrence.

(11)	Each Holder agrees that it will not, during the period commencing on the date that is 20 trading days prior to the eight month anniversary of the date hereof and ending on the eight month anniversary of the date hereof, (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Common Shares; or (ii) enter into any swap, derivative transaction or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of Common Shares or other securities, in cash or otherwise provided that, for the avoidance of doubt, the unwinding of any transaction listed in clauses (i) or (ii) above or the continuation of any such transaction previously initiated during the 20 trading days prior to the eight month anniversary of the date hereof shall not be prohibited by this clause (13).

5.2	Securities Qualification Requirements

If, in the opinion of counsel, any instrument is required to be filed with, or any permission, order or ruling is required to be obtained from, any securities regulatory authority or any other step is required under any federal or provincial law of Canada before the Warrant Shares may be issued or delivered to a Warrantholder, the Corporation covenants that it will use its commercially reasonable efforts to file such instrument, obtain such permission, order or ruling or take all such other actions, at its expense, as is required or appropriate in the circumstances.

5.3	Warrant Agent’s Remuneration and Expenses

The Corporation covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses and disbursements of and advancements incurred or made by the Warrant Agent in the administration or execution of the duties and obligations hereby created (including the reasonable compensation and the disbursements of its counsel and all other advisers, experts, accountants and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Warrant Agent against unpaid invoices and shall be payable upon demand. This Section shall survive the resignation or removal of the Warrant Agent and/or the termination of this Indenture.

5.4	Performance of Covenants by Warrant Agent

Subject to Section 9.7, if the Corporation shall fail to perform any of its covenants contained in this Indenture, the Corporation will notify the Warrant Agent in writing of such failure, and if the Corporation has not rectified such failure within 10 Business Days after sending written notice to the Warrant Agent of such failure, the Warrant Agent may notify the Warrantholders of such failure on the part of the Corporation and may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it. All reasonable sums expended, advanced or disbursed by the Warrant Agent in so doing shall be repayable as provided in Section 5.3. No such performance, expenditure or advance by the Warrant Agent shall be deemed to relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

Article 6
ENFORCEMENT

6.1	Suits by Warrantholders

Subject to Section 7.10, all or any of the rights conferred upon a Warrantholder by the terms of the Warrants held by him and/or this Indenture may be enforced by such Warrantholder by appropriate legal proceedings but without prejudice to the right that is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the holders of the Warrants from time to time outstanding.

6.2	Suits by the Corporation

The Corporation shall have the right to enforce full payment of the aggregate Exercise Price of all Warrant Shares issued by the Warrant Agent to a Registered Warrantholder hereunder and shall be entitled to demand such payment from the Registered Warrantholder or alternatively to instruct the Warrant Agent to cancel the Warrant Certificates or Uncertificated Warrants, as applicable, and amend the Warrant register accordingly.

6.3	Limitation of Liability

The obligations hereunder (including without limitation under subsection 9.7(6) are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Corporation or any of the past, present or future officers, employees or agents of the Corporation, and only the property of the Corporation (or any successor person) shall be bound in respect hereof.

Article 7
MEETINGS OF WARRANTHOLDERS

7.1	Right to Convene Meetings

The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Warrantholders’ Request, convene a meeting of the Warrantholders provided that the Warrant Agent has been provided with sufficient funds and is indemnified to its reasonable satisfaction by the Corporation or by the Warrantholders signing such Warrantholders’ Request against the costs, charges, expenses and liabilities that may be incurred in connection with the calling and holding of such meeting. If within 10 Business Days after the receipt of a written request of the Corporation or a Warrantholders’ Request, and receipt of funding and indemnity given as aforesaid, the Warrant Agent fails to give the requisite notice specified in Section 7.2 to convene a meeting, the Corporation or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto, Ontario or at such other place as may be approved or determined by the Warrant Agent. Any meeting held pursuant to this Article 7 may be done through a virtual or electronic meeting platform, subject to the Warrant Agent’s capabilities at the time.

7.2	Notice

At least 21 days’ prior notice of any meeting of Warrantholders shall be given to the Warrantholders at the expense of the Corporation in the manner provided for in Section 10.2 and a copy of such notice shall be delivered to the Warrant Agent unless the meeting has been called by it, and to the Corporation unless the meeting has been called by it.

Such notice shall state the date, time and place of the meeting, the general nature of the business to be transacted and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 7. The notice convening any such meeting may be signed by an appropriate officer of the Warrant Agent or of the Corporation or the person designated by such Warrantholders, as the case may be.

7.3	Chairman

The Warrant Agent may nominate in writing an individual (who need not be a Warrantholder) to be chairman of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 15 minutes after the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall appoint an individual present to be chairman of the meeting. The chairman of the meeting need not be a Warrantholder.

7.4	Quorum

Subject to the provisions of Section 7.11, at any meeting of the Warrantholders a quorum shall consist of at least two Warrantholders present in person or represented by proxy and representing at least 20% of the aggregate number of Warrants then outstanding. If a quorum of the Warrantholders shall not be present within one-half hour from the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place to the extent possible and, subject to the provisions of Section 7.11, no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting that might have been dealt with at the original meeting in accordance with the notice calling the same. At the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not represent at least 20% of the aggregate number of Warrants then unexercised and outstanding. No business shall be transacted at any meeting, except an adjourned meeting as described above, unless a quorum is present at the commencement of business.

7.5	Power to Adjourn

The chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

7.6	Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

7.7	Poll and Voting

On every extraordinary resolution, and when demanded by the chairman or by one or more of the Warrantholders acting in person or by proxy on any other question submitted to a meeting and after a vote by show of hands, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by extraordinary resolution shall be decided by a majority of the votes cast on the poll. On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each whole Warrant then held by him. A proxy need not be a Warrantholder. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him.

7.8	Regulations

Subject to the provisions of this Indenture, the Warrant Agent or the Corporation with the approval of the Warrant Agent may from time to time make and from time to time vary such regulations as it shall consider necessary or appropriate:

(1)	for the deposit of instruments appointing proxies at such place and time as the Warrant Agent, the Corporation or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(2)	for the deposit of instruments appointing proxies at some approved place other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or forwarded via facsimile before the meeting to the Corporation or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(3)	for the form of instrument appointing a proxy and the manner in which the form of proxy may be executed; and

(4)	generally for the calling of meetings of Warrantholders and the conduct of business thereat including setting a record date for Warrantholders entitled to receive notice of or to vote at such meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 7.9), shall be Warrantholders or persons holding proxies of Warrantholders.

7.9	Corporation, Warrant Agent and Counsel may be Represented

The Corporation, the Warrantholders and the Warrant Agent, by their respective directors, officers and employees and the counsel for each of the Corporation, the Warrantholders and the Warrant Agent may attend any meeting of the Warrantholders and speak thereat but shall not be entitled to vote unless in their capacities as Warrantholders or proxies therefor.

7.10	Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting shall have the power, subject to the TSXV’s approval and/or Nasdaq’s approval (if applicable), exercisable from time to time by extraordinary resolution:

(1)	to agree to any modification, alteration, compromise or arrangement of the rights of Warrantholders and/or the Warrant Agent in its capacity as warrant agent hereunder (subject to the Warrant Agent’s approval) or on behalf of the Warrantholders against the Corporation, whether such rights arise under this Indenture or the Warrants or otherwise;

(2)	to amend, modify or repeal any extraordinary resolution previously passed or sanctioned by the Warrantholders;

(3)	to direct or authorize the Warrant Agent (subject to the Warrant Agent receiving funding and indemnity to its satisfaction) to enforce any of the covenants on the part of the Corporation contained in this Indenture or the Warrants or to enforce any of the rights of the Warrantholders in any manner specified in such extraordinary resolution or to refrain from enforcing any such covenant or right;

(4)	to waive, authorize and direct the Warrant Agent to waive any default on the part of the Corporation in complying with any provisions of this Indenture or the Warrants either unconditionally or upon any conditions specified in such extraordinary resolution;

(5)	to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation contained in this Indenture or the Warrants or to enforce any of the rights of the Warrantholders;

(6)	to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with any such suit, action or proceeding, upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

(7)	to assent to any change in or omission from the provisions contained in this Indenture or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(8)	with the consent of the Corporation, such consent not to be unreasonably withheld, to remove the Warrant Agent or its successor in office and to appoint a new warrant agent or warrant agents to take the place of the Warrant Agent so removed; and

(9)	to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation.

7.11	Meaning of “Extraordinary Resolution”

(1)	The expression “extraordinary resolution” when used in this Indenture means, subject as hereinafter in this Section 7.11 and in Section 7.14 provided, a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 7 at which there are present in person or by proxy at least two Warrantholders representing at least 20% of the aggregate number of all the then outstanding Warrants and passed by the affirmative votes of Warrantholders representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll for such resolution.

(2)	If, at any meeting called for the purpose of passing an extraordinary resolution, Warrantholders representing at least 20% of the aggregate number of all the then outstanding Warrants are not present in person or by proxy within one-half hour after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 10 Business Days later, and to such place and time as may be appointed by the chairman. Not less than three Business Days prior notice shall be given of the time and place of such adjourned meeting provided by press release of the Corporation. Such notice shall state that at the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 7.11(1) shall be an extraordinary resolution within the meaning of this Indenture notwithstanding that Warrantholders representing at least 20% of all the then outstanding Warrants are not present in person or represented by proxy at such adjourned meeting.

(3)	Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

7.12	Powers Cumulative

It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such powers or combination of powers then or thereafter from time to time.

7.13	Minutes

Minutes of all resolutions and proceedings at every meeting of Warrantholders as aforesaid shall be made and duly entered in books to be provided for that purpose by the Corporation and any minutes as aforesaid, if signed by the chairman of the meeting at which resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Warrantholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

7.14	Instruments in Writing

All actions that may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 7 also may be taken and exercised by Warrantholders representing a majority, or in the case of an extraordinary resolution at least 662/3%, of the aggregate number of all the then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney duly appointed in writing, and the expression “extraordinary resolution” when used in this Indenture shall include an instrument so signed.

7.15	Binding Effect of Resolutions

Every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 7 at a meeting of Warrantholders shall be binding upon all Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with Section 7.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

7.16	Holdings by the Corporation or Subsidiaries of the Corporation Disregarded

In determining whether Warrantholders are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Warrantholders’ Request or other action under this Indenture, Warrants owned legally or beneficially by the Corporation or its Subsidiaries or in partnership of which the Corporation is directly or indirectly a party to shall be disregarded. The Corporation shall provide, upon the written request of the Warrant Agent, a certificate as to the registration particulars of any Warrants held by the Corporation or its Subsidiaries or in partnership of which the Corporation is directly or indirectly a party.

Article 8
SUPPLEMENTAL INDENTURES AND SUCCESSOR COMPANIES

8.1	Provision for Supplemental Indentures for Certain Purposes

From time to time the Corporation and the Warrant Agent may, subject to the provisions hereof and the TSXV’s approval and/or the Nasdaq’s approval (if applicable), and they shall, when so required hereby, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(1)	providing for the issuance of additional Warrants hereunder and any consequential amendments hereto as may be required by the Warrant Agent, relying on the advice of counsel;

(2)	setting forth or giving effect to adjustments in the application of Article 3;

(3)	adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of counsel are necessary or advisable, provided that the same are not in the opinion of the Warrant Agent, relying on the advice of counsel, prejudicial to the interests of the Warrantholders as a group;

(4)	giving effect to any extraordinary resolution passed as provided in Article 7;

(5)	making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder provided that such provisions are not, in the opinion of the Warrant Agent, relying on the advice of counsel, prejudicial to the interests of the Warrantholders as a group;

(6)	adding to or amending the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrants and making any modification in the form of the Warrant Certificate that does not affect the substance thereof;

(7)	amending any of the provisions of this Indenture or relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that no such amendment or relief shall be or become operative or effective if, in the opinion of the Warrant Agent, relying on the advice of counsel, such amendment or relief impairs any of the rights of the Warrantholders as a group or of the Warrant Agent, and provided further that the Warrant Agent may in its sole discretion decline to enter into any supplemental indenture that in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative;

(8)	providing added protection or benefit to the Corporation or the Warrantholders (as a group); and

(9)	for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or clerical omissions herein, provided that, in the opinion of the Warrant Agent, relying on the advice of counsel, the rights of the Warrant Agent and the Warrantholders as a group are in no way prejudiced thereby.

8.2	Successor Companies

In the case of the amalgamation, consolidation, arrangement, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another person (a “successor company”), the successor company resulting from the amalgamation, consolidation, arrangement, merger or transfer (if not the Corporation) shall be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this Indenture to be performed by the Corporation and the successor company shall by supplemental indenture satisfactory in form and substance to the Warrant Agent and executed and delivered by the successor company to the Warrant Agent, expressly assume those obligations.

Article 9
CONCERNING THE WARRANT AGENT

9.1	Indenture Legislation

(1)	If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(2)	The Corporation and the Warrant Agent agree that each will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefit of Applicable Legislation.

9.2	Rights and Duties of Warrant Agent

(1)	The Warrant Agent accepts the duties and responsibilities under this Indenture, solely as custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Warrant Agent shall owe no duties hereunder as a trustee.

(2)	In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith and shall exercise the degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from liability for its own gross negligence, wilful misconduct, bad faith or fraud.

(3)	The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice in writing by the Warrant Agent, notice specifying the act, action or proceeding which the Warrant Agent is required to take, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent and its counsel to protect and hold harmless the Warrant Agent, its officers, directors, employees, affiliates, agents, successors and assigns against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or risk its own funds or otherwise incur liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(4)	The Warrant Agent may, before commencing any act, action or proceeding, or at any time during the continuance thereof require the Warrantholders at whose instance it is acting to deposit with the Warrant Agent the Warrants held by them, for which Warrants the Warrant Agent shall issue receipts.

(5)	Every provision of this Indenture that, by its terms, relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation.

(6)	The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereunder unless and until it shall have been required to do so under the terms hereof or unless and until it shall have received a Warrantholders’ Request specifying the act, action or proceeding that the Warrant Agent is requested to take; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall specifically set out the default desired to be brought to the attention of the Warrant Agent and in the absence of such notice the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has occurred or been made in the performance or observance of the representations, warranties and covenants, agreements or conditions herein contained. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.

(7)	The Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation without being liable to account for any profit made thereby.

9.3	Evidence, Experts and Advisers

(1)	If, in the administration of the duties of this Indenture, the Warrant Agent deems it necessary or desirable that any matter be proved or established by the Corporation, prior to taking or suffering any action hereunder, the Warrant Agent may accept, act, and rely upon, and shall be protected in accepting, acting, and relying upon, a certificate of the Corporation as conclusive evidence of the truth of any fact relating to the Corporation or its assets therein stated and proof of the regularity of any proceedings or actions associated therewith, but the Warrant Agent may in its discretion require further evidence or information before acting or relying on any such certificate.

(2)	In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof and in such form as may be prescribed by Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Corporation.

(3)	n the exercise of its rights and duties hereunder, the Warrant Agent may, if it is acting in good faith, act and rely, and shall be protected in so acting and relying, absolutely as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Warrant Agent pursuant to any provision hereof or of Applicable Legislation or pursuant to a request of the Warrant Agent. The Warrant Agent may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. The Warrant Agent shall be under no responsibility in respect of the validity of this Indenture or the execution and delivery hereof by or on behalf of the Corporation or in respect of the validity or the execution of any Warrant Certificate by the Corporation and issued hereunder, nor shall it be responsible for any breach by the Corporation of any covenant or condition contained in this Indenture or in any such Warrant Certificate; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any securities to be issued upon the right to acquire provided for in this Indenture and/or in any Warrant or as to whether any securities will when issued be duly authorized or be validly issued and fully paid and non-assessable.

(4)	Whenever it is provided in this Indenture or under Applicable Legislation that the Corporation shall deposit with the Warrant Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Warrant Agent take the action to be based thereon.

(5)	Whenever Applicable Legislation requires that evidence referred to in this section 9.3 be in the form of a statutory declaration, the Warrant Agent may accept the statutory declaration in lieu of a certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by one or more of the directors or officers of the Corporation and may be relied upon by the Warrant Agent in good faith without further inquiry.

(6)	Proof of the execution of an instrument in writing, including a Warrantholders’ Request, by any Warrantholder may be made by a certificate of a notary public, solicitor or commissioner for oaths or other person with similar powers that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate and in respect of a corporate Warrantholder, shall include a certificate of incumbency of such Warrantholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

(7)	The Warrant Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, or other paper document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties. The Warrant Agent has sole discretion and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter or other paper document received in facsimile or e-mail form.

(8)	The Warrant Agent may, at the Corporation’s expense, employ or retain such counsel, accountants, engineers, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its rights and duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel and shall not be responsible for any misconduct or negligence on the part of any of them who has been selected with due care by the Warrant Agent. Any reasonable remuneration paid by the Warrant Agent under this subsection 9.3(8) shall be paid by the Corporation in accordance with Section 5.3.

(9)	The Warrant Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraiser, engineer or other expert or advisor, whether retained or employed by the Corporation or the Warrant Agent, in relation to any matter arising in fulfilling its duties and obligations hereof.

(10)	The Warrant Agent may, as a condition precedent to any action to be taken by it under this Indenture, require such opinions, statutory declarations, reports, certificates or other evidence as it, acting reasonably, considers necessary or advisable in the circumstances.

(11)	In this Indenture, whenever confirmations or instructions are required to be given to the Warrant Agent, in order to be valid, such confirmations and instructions shall be in writing.

(12)	The Warrant Agent is not required to expend or place its own funds at risk in executing its duties and obligations.

9.4	Securities, Documents and Monies Held by Warrant Agent

Any securities, documents of title, monies or other instruments that may at any time be held by the Warrant Agent subject to the duties and obligations hereof, for the benefit of the Corporation, may be placed in the deposit vaults of the Warrant Agent or of any Schedule I Canadian chartered bank for safekeeping with any such bank (an “Approved Bank”). All amounts held by the Warrant Agent pursuant to this Indenture shall be held by the Warrant Agent for the Corporation and the delivery of the funds to the Warrant Agent shall not give rise to a debtor-creditor or other similar relationship. Any written direction for release of funds received shall be received by the Warrant Agent by 9 a.m. (Toronto time) on the Business Day prior to the Business Day on which such release is to be made, failing which such direction will be handled on a commercially reasonable efforts basis and may result in funds being released on the next Business Day. The amounts held by the Warrant Agent pursuant to this Indenture are at the sole risk of the Corporation and, without limiting the generality of the foregoing, but subject to Section 9.2(2), the Warrant Agent shall have no responsibility or liability for any diminution of the funds which may result from any deposit made with an Approved Bank pursuant to this Section, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default) including any losses on any investment liquidated prior to maturity in order to make a payment required hereunder. The parties hereto acknowledge and agree that the Warrant Agent will have acted prudently in depositing the funds at any Approved Bank, and that the Warrant Agent is not required to make any further inquiries in respect of any such bank. The Warrant Agent may hold cash balances constituting part or all such monies and need not invest same. The Warrant Agent shall not be liable to account for any profit to any parties to this Indenture or to any other person or entity.

9.5	Actions by Warrant Agent to Protect Interests

Subject to the provisions of this Indenture and Applicable Legislation, the Warrant Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

9.6	Warrant Agent not Required to Give Security

The Warrant Agent shall not be required to give any bond or security in respect of the execution or administration of the agency, duties and obligations of this Indenture or otherwise.

9.7	Protection of Warrant Agent

By way of supplement to the provisions of any law for the time being relating to warrant agents, it is expressly declared and agreed as follows:

(1)	The Warrant Agent shall not be liable for or by reason of any representations, statements of fact or recitals in this Indenture or in the Warrants (except the representation contained in Section 9.9 or be required to verify the same and all such statements of fact or recitals are and shall be deemed to be made by the Corporation.

(2)	Nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto.

(3)	The Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof.

(4)	The Warrant Agent is in no way responsible for the use by the Corporation of the proceeds of the issue hereunder, nor is the Warrant Agent bound to make any inquiry or investigation as to the performance by the Corporation of the Corporation's covenants hereunder.

(5)	The Warrant Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants or warranties herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation.

(6)	The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, the Warrant Agent, due to a lack of information or instructions, or otherwise in its sole judgment, acting reasonably, determines that such act is conflicting with or contrary to the terms of this Indenture or the law or regulation of any jurisdiction or any order or directive of any court, governmental agency or other regulatory body.

(7)	Without limiting any protection or indemnity of the Warrant Agent under any other provision hereof, or otherwise at law, the Corporation hereby agrees to indemnify and hold harmless the Warrant Agent, its affiliates and their directors, officers, agents, employees, successors and assigns (collectively, the “Indemnified Parties”) from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, taxes, charges, assessments, judgments, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Indemnified Parties, or any of them, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done acquiesced in or omitted in or about or in relation to the execution of the Warrant Agent’s duties hereunder, or any other services that Warrant Agent may provide in connection with or in any way relating to this Indenture. The Corporation agrees that its liability hereunder shall be absolute and unconditional regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to the Indemnified Parties, and shall accrue and become enforceable without prior demand or any other precedent action or proceeding; provided that the Corporation shall not be required to indemnify the Indemnified Parties in the event of the gross negligence, wilful misconduct, bad faith or fraud of the Warrant Agent. This provision shall survive the resignation or removal of the Warrant Agent, or the termination or discharge of this Indenture.

(8)	The Warrant Agent shall not be under any obligation to prosecute or defend any action or suit in respect of this Indenture which, in the opinion of its counsel, may involve it in expense or liability, unless the Corporation shall, so often as required, furnish the Warrant Agent with satisfactory indemnity and funding against such expense or liability. This provision shall survive the resignation or removal of the Warrant Agent, or the termination or discharge of this Indenture.

(9)	If any of the funds provided to the Warrant Agent hereunder are received by it in the form of an uncertified cheque or bank draft, the Warrant Agent shall be entitled to delay the release of such funds and the related Warrant Shares until such uncertified cheque has cleared the financial institution upon which the same is drawn.

(10)	The forwarding of a cheque or the sending of funds by wire transfer by the Warrant Agent will satisfy and discharge the liability of any amounts due to the extent of the sum represented thereby unless such cheque is not honoured on presentation, provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Warrant Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it, will issue to such payee a replacement cheque for the amount of such cheque.

(11)	The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgement, determines that such act might cause it to be in noncompliance with any applicable anti-money laundering, anti-terrorist or sanctions legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgement, determine at any time that its acting under this Warrant Indenture has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist or sanctions legislation, regulation or guideline, then it shall have the right to resign on 10 days' written notice to the Corporation provided: (i) that the Warrant Agent’s written notice shall describe the circumstances of such non-compliance to the extent permitted by such applicable anti-money laundering, anti-terrorist or sanctions legislation, regulation or guideline; and (ii) that if such circumstances are rectified to the Warrant Agent’s satisfaction within such 10-day period, then such resignation shall not be effective.

(12)	The Warrant Agent shall not be liable for any error in judgment or for any act done or step taken or omitted by it in good faith or for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection herewith except arising out of its own gross negligence, bad faith, willful misconduct or fraud.

(13)	Notwithstanding the foregoing, or any other provision of this Indenture, any liability of the Warrant Agent shall be limited, in the aggregate, to the amount of annual retainer fees paid by the Corporation to the Warrant Agent under this Indenture in the 12 months immediately prior to the Warrant Agent receiving the first notice of the claim. Notwithstanding any other provision of this Indenture, and whether such losses or damages are foreseeable or unforeseeable, the Warrant Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of Securities Laws or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages. This provision shall survive the resignation or removal of the Warrant Agent, or the termination or discharge of this Indenture.

9.8	Replacement of Warrant Agent

(1)	The Warrant Agent may resign its appointment and be discharged from all further duties and liabilities hereunder by giving to the Corporation not less than 60 days prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Warrantholders by extraordinary resolution shall have the power at any time to remove the existing Warrant Agent and to appoint a new Warrant Agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Warrant Agent unless a new Warrant Agent has already been appointed by the Warrantholders; failing such appointment by the Corporation, the retiring Warrant Agent or any Warrantholder may apply to a judge of the Province of Ontario at the Corporation’s expense, on such notice as such judge may direct, for the appointment of a new Warrant Agent; but any new Warrant Agent so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new Warrant Agent appointed under any provision of this Section 9.8 shall be a corporation authorized to carry on the business of a transfer agent or a trust company in the Province of Ontario and, if required by Applicable Legislation of any other province, in such other province. On any such appointment the new Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same to the new Warrant Agent, provided that any resignation or removal of the Warrant Agent and appointment of a successor Warrant Agent shall not become effective until the successor Warrant Agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Corporation, the predecessor Warrant Agent, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor Warrant Agent an appropriate instrument transferring to such successor Warrant Agent all rights and powers of the Warrant Agent hereunder and all securities, documents of title and other instruments and all monies and properties held by the Warrant Agent hereunder.

(2)	Upon the appointment of a successor Warrant Agent, the Corporation shall promptly notify the Warrantholders thereof in the manner provided for in Section 10.1.

(3)	Any corporation into or with which the Warrant Agent may be merged or consolidated or amalgamated, or to which all or substantially all of the corporate trust business is sold or otherwise transferred, or any corporation resulting therefrom to which the Warrant Agent shall be a party, or any corporation succeeding to substantially all of the stock transfer business of the Warrant Agent, shall be the successor to the Warrant Agent hereunder without any further act on its part or of any of the parties hereto, provided that such corporation would be eligible for appointment as a new Warrant Agent under subsection 9.8(1).

(4)	Any Warrants Authenticated but not delivered by a predecessor Warrant Agent may be Authenticated by the new or successor Warrant Agent in the name of the new or successor Warrant Agent.

9.9	Acceptance of Duties and Obligations

The Warrant Agent hereby accepts the duties and obligations in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and agrees to hold all rights, interests and benefits contained herein on behalf of those persons who become holders of Warrants from time to time issued under this Indenture.

9.10	Warrant Agent not to be Appointed Receiver

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation or any Subsidiary or any partnership of which the Corporation is directly or indirectly involved.

9.11	Authorization to Carry on Business

The Warrant Agent represents to the Corporation that it is registered to carry on the business of a transfer agent and warrant agent under Applicable Legislation in the Province of Ontario.

9.12	Securities Exchange Commission Certification

The Corporation represents and warrants that it is filing with the SEC as a Foreign Private Issuer (as such term is defined in the Securities Exchange Act of 1934) and has delivered to the Warrant Agent an Officers’ Certificate certifying such “reporting issuer” status and other information as the Warrant Agent has requested, including, but not limited to, the Central Index Key that has been assigned for filing purposes. Should the Corporation cease to file as a Foreign Private Issuer, the Corporation covenants to deliver to the Warrant Agent an Officers’ Certificate (in a form provided by the Warrant Agent) certifying a change in “reporting issuer” status and such other information as the Warrant Agent may require at such given time. The Corporation understands that the Warrant Agent is relying upon the foregoing representation, warranty and covenant in order to meet certain SEC obligations with respect to those clients who are filing with the SEC.

Article 10
GENERAL

10.1	Notice to the Corporation and the Warrant Agent

(1)	Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or the Warrant Agent shall be deemed to be validly given if delivered, if sent by registered letter, postage prepaid or if transmitted by facsimile or email to the following addresses or facsimile numbers:

(a)	If to the Corporation, to:

Electra Battery Materials Corporation

133 Richmond Street West, Suite 602

Toronto, Ontario

M5H 2L3

Attention:         Trent Mell

Email:

(b)	If to the Warrant Agent, to:

TSX Trust Company

301-100 Adelaide Street West

Toronto, Ontario M5H 4H1

Attention:          Vice-President, Trust Services

Email:

(c)	If to the Warrant Co-Agent, to:

American Stock Transfer and Trust Company, LLC

6201 15th Avenue

Brooklyn, New York 11219

and any notice given in accordance with the foregoing shall be deemed to have been received on the date of delivery if that date is a Business Day or, if mailed, on the fifth Business Day following the date of the postmark on such notice or, if transmitted by email, on the next Business Day following the date of transmission.

(2)	The Corporation or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in subsection 10.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Warrant Agent, as the case may be, for all purposes of this Indenture. A copy of any notice of change of address given pursuant to this subsection 10.1(2) shall be available for inspection at the principal office of the Warrant Agent in the City of Toronto, Ontario by Warrantholders during normal business hours.

(3)	If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Corporation hereunder could reasonably be considered unlikely to reach its destination, the notice shall be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to that party at the appropriate address provided in subsection 10.1(1) by email or other means of prepaid, transmitted or recorded communication and any notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery to the officer or if delivered by email or other means of prepaid, transmitted, recorded communication on the first Business Day following the date of the sending of the notice by the person giving the notice.

10.2	Notice to the Warrantholders

(1)	Any notice to the Warrantholders under the provisions of this Indenture shall be deemed to be validly given if the notice is sent by prepaid mail or, if delivered by hand, to the holders at their addresses appearing in the register of holders or if otherwise given in the manner specified herein. Any notice so delivered shall be deemed to have been received on the date of delivery if that date is a Business Day or the Business Day following the date of delivery if such date is not a Business Day or on the third Business Day if delivered by mail. All notices may be given to whichever one of the Warrantholders (if more than one) is named first in the appropriate register hereinbefore mentioned, and any notice so given shall be sufficient notice to all Warrantholders and any other persons (if any) interested in such Warrants. Accidental error or omission in giving notice or accidental failure to mail notice to any Warrantholder will not invalidate any action or proceeding founded thereon.

(2)	If, by reason of strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders could reasonably be considered unlikely to reach its destination, the notice may be given in a news release disseminated through a newswire service, filed on SEDAR and posted on the Corporation’s website; provided that in the case of a notice convening a meeting of the holders of Warrants, the Warrant Agent may require such additional publications of that notice in Toronto, Ontario, in other cities or both, as it may deem necessary for the reasonable notification of the holders of Warrants or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day on which it has been published in all of the cities in which publication was required.

10.3	Privacy

The Corporation acknowledges that the Warrant Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this Indenture and other services that may be requested from time to time;

(b)	to help the Warrant Agent manage its servicing relationships with such individuals;

(c)	to meet the Warrant Agent’s legal and regulatory requirements; and

(d)	if Social Insurance Numbers are collected by the Warrant Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

The Corporation acknowledges and agrees that the Warrant Agent may receive collect, use and disclose personal information provided to it or acquired by it in the course of its acting as agent hereunder for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Warrant Agent shall make available on its website, or upon request, including revisions thereto. The Warrant Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

Further, the Corporation agrees that it shall not provide or cause to be provided to the Warrant Agent any personal information relating to an individual who is not a party to this Indenture unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

10.4	Third Party Interests

The Corporation represents to the Warrant Agent that any account to be opened by, or interest to be held by the Warrant Agent in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent prescribed form as to the particulars of such third party.

10.5	Discretion of Directors

Any matter provided herein to be determined by the directors in their sole discretion and determination so made will be conclusive.

10.6	Satisfaction and Discharge of Indenture

Upon the earlier of the Time of Expiry or the date by which there shall have been delivered to the Warrant Agent for exercise or cancellation in accordance with the provisions hereof all Warrants theretofore Authenticated hereunder, this Indenture, except to the extent that Warrant Shares and any certificates therefor have not been issued and delivered hereunder or the Corporation has not performed any of its obligations hereunder, shall cease to be of further effect in respect of the Corporation, and the Warrant Agent, on written demand of and at the cost and expense of the Corporation, and upon delivery to the Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and upon payment to the Warrant Agent of the expenses, fees and other remuneration payable to the Warrant Agent, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Warrant Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Indenture.

10.7	Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders

Nothing in this Indenture or the Warrant Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders from time to time of the Warrants any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

10.8	Ownership of Warrants

The Corporation and the Warrant Agent may deem and treat the Warrantholders as the absolute owner thereof for all purposes, and the Corporation and the Warrant Agent shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction. The receipt of any such Warrantholder of the Warrant Shares which may be acquired pursuant thereto shall be a good discharge to the Corporation and the Warrant Agent for the same and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such holder except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction.

10.9	Indenture to Prevail

To the extent of any discrepancy or inconsistency between the terms and conditions of this Indenture and the Warrant Certificate, the terms of this Indenture will prevail.

10.10	Assignment

Except as provided in subsection 9.8(3), neither this Indenture nor any benefits or burdens under this Indenture shall be assignable by the Corporation or the Warrant Agent without the prior written consent of the other party, such consent not to be unreasonably withheld. Subject to the foregoing, this Indenture shall enure to the benefit of and be binding upon the Corporation and the Warrant Agent and their respective successors (including any successor by reason of amalgamation) and permitted assigns.

10.11	Counterparts and Formal Date

This Indenture may be simultaneously executed in several counterparts and by electronic means, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Indenture.

10.12	Force Majeure

No party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, pandemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

10.13	Severability

If, in any jurisdiction, any provision of this Indenture or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision will, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Indenture and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.

10.14	Rights of Rescission and Withdrawal for Holders

Should a Warrantholder exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, and the Warrantholder’s funds which were paid on exercise have already been released to the Corporation by the Warrant Agent, the Warrant Agent shall not be responsible for ensuring the exercise is cancelled and a refund is paid back to the Warrantholder. In such cases, the Warrantholder shall seek a refund directly from the Corporation and subsequently, the Corporation, upon surrender to the Corporation or the Warrant Agent of any underlying Warrant Shares or other securities that may have been issued, or such other procedure as agreed to by the parties hereto, shall instruct the Warrant Agent in writing, to cancel the exercise transaction and any such underlying Warrant Shares or other securities on the register, which may have already been issued upon the Warrant exercise. In the event that any payment is received from the Corporation by virtue of the holder being a shareholder for such Warrants that were subsequently rescinded, such payment must be returned to the Corporation by such Warrantholder. The Warrant Agent shall not be under any duty or obligation to take any steps to ensure or enforce the return of the funds pursuant to this Section, nor shall the Warrant Agent be in any other way responsible in the event that any payment is not delivered or received pursuant to this Section. Notwithstanding the foregoing, in the event that the Corporation provides the refund to the Warrant Agent for distribution to the Warrantholder, the Warrant Agent shall return such funds to the Warrantholder as soon as reasonably practicable, and in so doing, the Warrant Agent shall incur no liability with respect to the delivery or non-delivery of any such funds.

(Signature page follows)

IN WITNESS WHEREOF, the parties hereto have executed this Indenture under the hands of their proper officers in that behalf as of the date first written above.

ELECTRA BATTERY MATERIALS CORPORATION

Per:	/s/ Trent Mell
	Name:	Trent Mell
	Title:	Authorized Signing Officer

TSX TRUST COMPANY

Per:	/s/ Flavio Moroso
	Name:	Flavio Moroso
	Title:	Authorized Signing Officer

Per:	/s/ Susanne Tasche
	Name:	Susanne Tasche
	Title:	Authorized Signing Officer

Schedule A
Form of Warrant Certificate

WARRANTS TO PURCHASE COMMON SHARES

OF ELECTRA BATTERY MATERIALS CORPORATION

(a corporation incorporated under the laws of Canada)

Warrant Certificate Number:                                     Representing

Warrants to purchase Common Shares

THIS CERTIFIES that, for value received, the registered holder hereof,                              (the “holder”) is entitled, at any time at or before 5:00 p.m. (Toronto time) on November 26, 2026 (the “Time of Expiry”), to acquire, subject to adjustment in certain events, the number of common shares (“Common Shares”) of Electra Battery Materials Corporation (the “Corporation”) specified above, as presently constituted, by surrendering to TSX Trust Company of Canada (the “Warrant Agent”) at its principal office in Toronto, Ontario this Warrant Certificate with the duly completed and executed Exercise Form endorsed on the back of this Warrant Certificate, and accompanied by payment of C$1.00 per Common Share (subject to adjustment in certain events) (the “Exercise Price”) by certified cheque, bank draft or money order in lawful money of the United States payable to, or to the order of, the Corporation at par at the above-mentioned office of the Warrant Agent.

The holder of this Warrant Certificate may purchase less than the number of Common Shares which he is entitled to purchase on the exercise of the Warrants represented by this Warrant Certificate, in which event a new Warrant Certificate representing the Warrants not then exercised will be issued to the holder.

The Warrants evidenced hereby are exercisable on or before the Time of Expiry, after which time the Warrants evidenced hereby shall be deemed to be void and of no further force or effect.

This Warrant Certificate represents Warrants of the Corporation issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the “Warrant Indenture”) dated as of November 26, 2024, between the Corporation and the Warrant Agent, as may be amended from time to time, which contains particulars of the rights of the holders of the Warrants and the Corporation and of the Warrant Agent in respect thereof and the terms and conditions upon which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder of this Warrant Certificate by acceptance hereof assents. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Warrant Indenture. A copy of the Warrant Indenture will be available for inspection at the principal office of the Corporation in the City of Toronto, Ontario. In the event of any conflict between the provisions contained in this Warrant Certificate and the provisions of the Warrant Indenture, the provisions of the Warrant Indenture shall prevail. Upon acceptance hereof, the holder hereof hereby expressly waives the right to receive any fractional Common Shares upon the exercise hereof in full or in part and further waives the right to receive any cash or other consideration in lieu thereof. The Warrants represented by this Warrant Certificate shall be deemed to have been surrendered, and payment by certified cheque, bank draft or money order shall be deemed to have been made only upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Agent at its office in the city of Toronto, Ontario.

Upon due exercise of the Warrants represented by this Warrant Certificate and payment of the Exercise Price, the Corporation shall cause to be issued to the person(s) in whose name(s) the Common Shares so subscribed for (provided that if the Common Shares are to be issued to a person other than the registered holder of this Warrant Certificate, the holder’s signature on the Exercise Form herein shall be guaranteed by a Schedule I Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program and the holder shall pay to the Corporation or the Warrant Agent all applicable transfer or similar taxes and the Corporation shall not be required to issue or deliver certificates evidencing the Common Shares unless or until the holder shall have paid the Corporation or the Warrant Agent the amount of such tax (or shall have satisfied the Corporation that such tax has been paid or that no tax is due) are to be issued, the number of Common Shares to be issued to such person(s) and such person(s) shall become a holder in respect of such Common Shares with effect from the date of such exercise, and upon due surrender of this Warrant Certificate and all other documentation required, the Warrant Agent shall cause the issuance of a certificate(s) representing such Common Shares to be issued within two Business Days after the exercise of the Warrants (or portion thereof) represented hereby.

No Warrantholder will be permitted to exercise Warrants unless an exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws is available, and the Corporation shall promptly provide written notice of such determination to the Warrant Agent.

The holder acknowledges that the Warrants represented by this Warrant Certificate and the Common Shares issuable upon exercise hereof may be offered, sold or otherwise transferred only in compliance with all applicable securities laws.

No transfer of any Warrant will be valid unless entered on the register of transfers, upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, duly endorsed by, or accompanied by a transfer form or other written instrument of transfer in form satisfactory to the Warrant Agent executed by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent. Subject to the provisions of the Warrant Indenture and upon compliance with the reasonable requirements of the Warrant Agent, Warrant Certificates may be exchanged for Warrant Certificates representing in the aggregate an equal number of Warrants. The Corporation and the Warrant Agent may treat the registered holder of this Warrant Certificate for all purposes as the absolute owner hereof. The holding of the Warrants represented by this Warrant Certificate shall not constitute the holder hereof a holder of Common Shares nor entitle him to any right or interest in respect thereof except as herein and in the Warrant Indenture expressly provided.

The Warrant Indenture provides for adjustment in the number of Common Shares to be delivered upon exercise of the right of purchase hereby granted and to the Exercise Price in certain events therein set forth.

The Warrant Indenture contains provisions making binding upon all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the Warrantholders holding a specified percentage of the then outstanding Warrants.

The Warrants and the Warrant Indenture shall be governed by and performed, construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Time shall be of the essence hereof and of the Warrant Indenture.

The Corporation may from time to time at any time prior to the Time of Expiry purchase any of the Warrants by private agreement or otherwise.

This Warrant Certificate shall not be valid for any purpose until it has been Authenticated by or on behalf of the Warrant Agent for the time being under the Warrant Indenture.

All dollar amounts herein are expressed in the lawful money of the United States.

The signature below shall be deemed to constitute an original signature to this Warrant Certificate. This Warrant Certificate may be executed in one or more counter-parts, each of which may be delivered by facsimile, by e-mail in PDF, or other legally permissible electronic signature, and each of which will be deemed to be an original, and all of which together will be deemed to be one and the same document.

(Signature page follows)

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed by its duly authorized officer, and the Warrant has caused this Warrant Certificate to be Authenticated as of this                              day of                                    , 20___.

ELECTRA BATTERY MATERIALS CORPORATION

Per:
Name:
Title:

TSX TRUST COMPANY

Per:
Name:
Title:

Per:
Name:
Title:

EXERCISE FORM

TO:	ELECTRA BATTERY MATERIALS CORPORATION

AND TO:	TSX TRUST COMPANY

The undersigned holder of the Warrants evidenced by this Warrant Certificate hereby exercises the right to acquire: [Please complete (a) or (b) below.]

(a)                                     Common Shares of Electra Battery Materials Corporation pursuant to the right of such holder to be issued, and hereby subscribes for, the Common Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate and in the Warrant Indenture for an aggregate exercise price of $                          and encloses herewith a certified cheque, bank draft or money order in lawful money of the United States payable to, or to the order of, Electra Battery Materials Corporation at par in payment in full of the subscription price of the Common Shares hereby subscribed for.

(b)            The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

☐             (A) the undersigned holder at the time of exercise of the Warrants (i) is not in the United States, (ii) is not exercising the Warrants for the account or benefit of a person in the United States, (iii) did not execute or deliver this exercise form in the United States and (iv) delivery of the underlying Common Shares will not be to an address in the United States; OR

☐             (B) the undersigned holder (i) is the original U.S. purchaser who acquired the Warrants pursuant to the Corporation’s convertible note offering who delivered a Convertible Note Subscription Agreement in connection with its purchase of convertible notes, and (ii) the representations and warranties of the holder made in the Convertible Note Subscription Agreement remain true and correct as of the date of exercise of these Warrants; OR

☐             (C) the undersigned holder is (i) in the United States, (ii) a person exercising for the account or benefit of a person in the United States, (iii) executing or delivering this exercise form in the United States or (iv) requesting delivery of the underlying Common Shares in the United States, and the undersigned holder has delivered to the Corporation and the Warrant Agent an opinion of counsel (which will not be sufficient unless it is in form and substance reasonably satisfactory to the Corporation and Warrant Agent) to the effect that with respect to the Common Shares to be delivered upon exercise of the Warrants, the issuance of such securities has been registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration requirements is available.

If Box (B) or (C) is checked, the U.S. legend shall be affixed to the Common Shares unless the Corporation instructs the Warrant Agent otherwise.

Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the warrant indenture between Electra Battery Materials Corporation and TSX Trust Company dated November 26, 2024 (the “Warrant Indenture”).

The undersigned hereby acknowledges that the undersigned is aware that the Common Shares received on exercise may be subject to restrictions on resale under applicable securities legislation.

The undersigned hereby directs that the said Common Shares be issued as follows:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF COMMON SHARES

TRANSFER FORM

TO:         Electra Battery Materials Corporation (the “Corporation”)

(Please print. If securities are issued to a person other than the registered Warrantholder, the holder must pay to the Warrant Agent all applicable taxes and the signature of the holder must be guaranteed by a Schedule I Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program).

Signature of Warrantholder	Signature Guarantee

Print name

DATED this           day of                      , 20                                 .

AND TO:	TSX TRUST COMPANY 301-100 Adelaide Street West Toronto, Ontario M5H 4H1 Attention: Vice-President, Trust Services Email: tmxestaff-corporatetrust@tmx.com

FOR VALUE RECEIVED, the undersigned transferor hereby sells, assigns and transfers unto

(Transferee)

(Address)

(Social Insurance Number)

                            of the Warrants registered in the name of the undersigned transferor represented by the Warrant Certificate.

If this transfer of the Warrants represented by this Warrant Certificate is to a person in the United States, the transferor acknowledges and agrees that the Warrant Certificate(s) representing such Warrants issued in the name of the transferee will be endorsed with the legend substantially as set forth in Section 4.9(1) of the Warrant Indenture.

DATED this                            day of                                         , 20 ____.

Signature of Warrantholder	Signature Guarantee

Print name

Address

REASON FOR TRANSFER – for US residents only (where the individual(s) or corporation receiving the securities is a US resident). Please select only one (see instructions below).

GIFT ESTATE      PRIVATE SALE      OTHER (OR NO CHANGE IN OWNERSHIP)

DATE OF EVENT (DATE OF GIFT, DEATH OR SALE): VALUE PER WARRANT ON THE DATE OF EVENT:

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

•	Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

•	Canada: A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”, sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a “Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a “Signature Guaranteed” Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

•	Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever.

The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”, “MEDALLION GUARANTEED” OR “SIGNATURE & AUTHORITY TO SIGN GUARANTEE”, all in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a “SIGNATURE & AUTHORITY TO SIGN GUARANTEE” Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a “MEDALLION GUARANTEED” Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

REASON FOR TRANSFER – FOR US RESIDENTS ONLY

Consistent with US IRS regulations, American Stock Transfer & Trust Company, LLC is required to request cost basis information from US securityholders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized, but rather the date of the event which led to the transfer request (i.e. date of gift, date of death of the securityholder, or the date the private sale took place).

NOTES:

1.	The signature to this transfer must correspond with the name as recorded on the Warrants in every particular without alteration or enlargement or any change whatever. The signature of the person executing this transfer must be guaranteed by a Schedule I Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.

2.	Warrants shall only be transferable in accordance with the Warrant Indenture between Electra Battery Materials Corporation (the “Corporation”) and TSX Trust Company (the “Warrant Agent”) dated as of November 26, 2024, applicable laws and the rules and policies of any applicable stock exchange.